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04010134

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aquarius Platinum Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5097 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 2/26/04

AQUARIUS



FEB 23 2004

AR/S
6-30-03

Corporate information

Aquarius Platinum Limited
Exempt Company Number: EC26290
(Incorporated in Bermuda)

Registered Office
Clarendon House
2 Church Street
Hamilton
Bermuda

Board of Directors
Nicholas T Sibley
Stuart A Murray
Walter E Vorwerk
James H Slade
Catherine E Markus
Patrick D Quirk

Company Secretary
Willi M P Boehm

Stock Exchange Listings
Aquarius Platinum Limited is listed on the Australian Stock Exchange (AQP.AX) and the London Stock Exchange (AQP.L).

Aquarius Platinum (South Africa) (Proprietary) Ltd
75% Owned
Registration Number 2000/000341/07
(Incorporated in the Republic of South Africa)

The Great Wall Group Building
Block A, 1st Floor
5 Skeen Boulevard
Bedfordview South Africa 2007
P O Box 1282
Bedfordview South Africa 2009
Telephone: +27 11 455 2050
Facsimile: +27 11 455 2095
Email: info@aquariussa.co.za

Management

Stuart Murray	Chairman & Managing Director
Walter Vorwerk	Finance Director
Gert Ackerman	Operations Director
Gordon Ramsay	Projects Director
Dave Starley	General Manager Kroondal
Phil Rooke	General Manager Marikana
Gabriel de Wet	General Manager Engineering
Graham Ferreira	General Manager Finance and Company Secretary
Neil Collett	General Manager P&S Project
Hugo Holl	General Manager Everest

Aquarius Platinum (Australia) Limited
100% Owned
ACN 007 870 699
(Incorporated in Australia)

Level 4, Suite 5
South Shore Centre
85 The Esplanade
South Perth Western Australia 6151
Telephone: +61 (8) 9367 5211
Facsimile: +61 (8) 9367 5233
Email: info@aquariusplatinum.com

Cover: View of the AQP (SA) Marikana Mine

Contents

Chairman's statement

It is a pleasure to report to shareholders on the progress we have made in further establishing Aquarius Platinum Limited (Aquarius) as a significant player in the platinum industry. We now have interests in three producing mines – Kroondal and Marikana in South Africa and Mimosa in Zimbabwe. Construction at our Everest South project is scheduled to start in early 2004. We still expect to achieve our target of producing, from our current projects, 600,000 ounces of platinum group metals (PGMs) annually by 2006.

Revenue for the year at US$96.9 million was marginally higher than in the previous year but profits fell 52% to US$10.5 million despite an increase in production of 25% to 272,000 ounces of PGMs. The decline in profits was largely caused by the strengthening of the South African rand by 27% against the US dollar over the period and by operational problems at Kroondal which have now been largely overcome. The basket price for our metals fell slightly by 3% from US$512 per PGM ounce to US$495 per PGM ounce.

Interest rates in South Africa remained at relatively high levels, while the hyperinflationary climate in Zimbabwe continued to create problems associated with costs. In this environment we are ever conscious of the need to improve efficiencies and to control costs. With this in mind, I am particularly pleased to welcome Mr Gert Ackerman who has joined the Aquarius Platinum South Africa board as Operations Director. Mr Ackerman, brings a wealth of experience to our company and his contribution is already having a very positive effect.

Our industry relationships continue to develop. Impala Platinum Holdings Limited (Implats) is a very supportive shareholder in both our South African mines and in Aquarius Platinum itself; they are also our partners in Mimosa. In June we signed a Pooling and Sharing Agreement with Anglo American Platinum extending the life of Kroondal by eight years to 2016.





Aquarius Platinum now has interests in three producing mines - Kroondal and Marikana in South Africa and Mimosa in Zimbabwe. Construction at its Everest South project is scheduled to start in early 2004.

It is a pleasure to report to shareholders on the progress we have made in further establishing Aquarius Platinum as a significant player in the platinum industry.





This transaction demonstrates the benefits of co-operation between industry participants to their mutual advantage and profit.

On the political front, the lack of certainty surrounding the leaked Draft Mining Charter in July 2002 created considerable nervousness among investors in South Africa and contributed to a decline in share values. Further clarification of the Mining Charter has since been published in the Mining Scorecard. A fundamental requirement of the Charter, whereby 26% of the equity of our company has to be transferred, for value to Historically Disadvantaged South Africans (HDSAs) over the next ten years, is considered by your board to be a significant opportunity to obtain investment in your group. It is our intention to adopt the full requirements of the appropriate legislation as soon as possible and work towards this end is progressing.

However, uncertainty relating to the proposed Royalty Bill continues, with the Treasury having postponed the publication of a revised draft document until February 2004. Your company will endeavour to keep shareholders apprised of developments.

The move of our London listing from the Alternative Investment Market to the Main Board has been successful; 57% of the shares of the company are presently held on the United Kingdom register, although the primary listing of the company's shares remains in Australia.

I am pleased that we are able to pay a total of US$0.05 (2002: US$0.06) as a dividend in respect of the year. This reduction of 17% compares well with the decline of 52% in our profits and indicates your Board's determination to return cash to shareholders as prudence dictates.

In conclusion, on behalf of the board and our shareholders, I would like to express thanks to the management, employees and contractors for their invaluable efforts in continuing to develop your company.

Nicholas T Sibley
Chairman
18 September 2003

Chief Executive Officer's report

The 2003 financial year saw a solid performance for Aquarius, despite operational challenges set against a rapidly changing economic and political environment in southern Africa. For the company as a whole, however, the year is characterised as one of progress, our having evolved from a one-mine operator to a multi-asset longer-life operator. Aquarius has proved that its strategy of developing smaller assets is working and that as a multi-operation group, we are firmly established and on track to achieve our objective of producing 600,000 PGM ounces in 2006.

FY2002 was dominated by corporate activity with results largely driven by market circumstances, which to some extent overshadowed an excellent operational performance. During FY2003, however, operational challenges at Kroondal, mainly a "deformed" reef, reduced underground tonnages, increased waste material, and ultimately reduced metal mined and sent to the mill. The combination of all these factors led to a necessary re-evaluation of the mine plan, operational conventions and best practice review, and by the end of FY2003 those operational challenges were largely overcome with production returning to acceptable levels. Overcoming the geological problems at Kroondal was the toughest challenge we faced this year. The unsung heroes of the year were undoubtedly the stronger, more focused management team at Kroondal – their efforts are appreciated.





On the socio-environmental front, the Kroondal/Ward 31 Ecoforum lodged some concerns with regard to surface rehabilitation, the frequency of meetings held with interested and affected parties, and the living conditions at a nearby informal settlement. The company responded promptly, detailing actions taken in respect of these concerns.

Considerable work has been done on environmental and corporate social responsibility since we started operations in 1999. We are conscious that we have not actively promoted some of the good work and have endeavoured to do so on pages 10 and 11 of this report. We look forward to providing our stakeholders with more detailed information on our position and plans in the coming year.

MARKET REVIEW

For the most part, the basket price received for PGMs during FY2003 remained static. With demand for platinum forecast to remain robust in the medium term in the two principal markets, autocatalysts and jewellery, the likelihood that Aquarius will deliver into a supply deficit is ever present.

Platinum consumption for the jewellery industry in China remained strong during FY2003. Despite economic uncertainties around tax legislation in that country, the high metal price, and the outbreak of Severe Acute Respiratory Syndrome (SARS), the Platinum Guild

For the company as a whole the year was characterised as one of progress, our having evolved from a one-mine operator to a multi-asset longer-life operator. Aquarius has proved that its strategy of developing smaller assets is working and that as a multi-operation group, we are firmly established and on track to achieve our

Platinum Group Metal Prices (4 PGMs)



Platinum & Gold (US$ per Ounce)
800
700
600
500
400
300
200
100
0
Palladium & Rhodium (US$ per Ounce)
2500
2000
1500
1000
500
0
2 Jan 2001
28 Mar 2001
28 Jun 2001
28 Sep 2001
2 Jan 2002
8 Apr 2002
18 Jul 2002
24 Oct 2002
31 Jan 2003
2 May 2003
7 Aug 2003
Pt US$/oz
Au US$/oz
Pd US$/oz
Rh US$/oz

Currencies



US$:ZAR
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
US$:A$
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
2 Jan 2001
28 Mar 2001
28 Jun 2001
28 Sep 2001
2 Jan 2002
8 Apr 2002
18 Jul 2002
24 Oct 2002
31 Jan 2003
2 May 2003
7 Aug 2003
R/US$
A$/US$

International (PGI) describes the Chinese jewellery market as "resilient and ahead of expectations" in the year to date. This is without doubt a reflection of the PGI's work in China and around the world, a programme that continues to encourage the use of platinum in the jewellery industry and which Aquarius supports.

Consumption of PGMs in autocatalysts is a two-fold story with growing demand for platinum, while palladium has seen a dramatic reduction in autocatalyst usage. As a producer of a basket of PGMs, palladium accounts for just under 30% of total production. Thus, it is important to understand that, while platinum prices are currently enjoying record highs, the subdued demand and consequent lower price for palladium has impacted negatively our revenues. Indications are that palladium supply and price volatility will stabilise as production growth from South Africa results in an increased global share, and traditional Russian supply lines are re-organised. Nevertheless, this is a long-term view, and for the year ahead, we expect to see continued strong platinum prices ahead of any significant improvement in the palladium price.

FINANCIAL REVIEW

The group recorded net profit after tax and interest for FY2003 of US$10.5 million (2002: US$21.8 million). Total revenue for the year, at US$96.9 million, was marginally up from the US$96.4 million recorded for FY2002. Total cost of sales was US$57 million (2002: US$36,5 million). Finance costs of US$2 million, net of US$8.9 million capitalised against projects under construction, were expensed during the year under review.

Of significance during FY2003 was the steep appreciation in the value of the South African rand against major global currencies, contrasting with the previous year's marked depreciation. As an earner of US dollar based revenue, we experience this as an increase in costs as rand based costs translate to significantly higher US dollar costs.

In Zimbabwe significant hyper-inflation has continued, with the result that management has to cope with major fluctuations in input costs at the Mimosa mine. During the year under review the Zimbabwean government imposed a foreign currency directive, effectively fixing the exchange rate at a favourable Z$824/US$1. This initially served to provide some stability in managing costs, but the rate has not been adjusted to reflect the ravages of hyper-inflation on costs incurred in Zimbabwe dollars.

SAFETY AND OCCUPATIONAL HEALTH

On the safety front, the year under review saw a number of challenges, most notably the first fall of ground accident experienced by the group since production began. Regrettably, three people lost their lives at work this past year; two of the fatalities related to falls of ground at Kroondal and the third at Mimosa was construction-related. To ensure similar incidents are not repeated, the group has placed a renewed emphasis on the importance of safety standards and their application.

Otherwise, a concerted effort was made to work safely, and the contractors working for Aquarius Platinum must be lauded for their efforts. Cementation Mining, the underground contractor at Kroondal, once again notched up a 5 star NOSA rating, while Minopex, the Kroondal plant operator, also achieved good safety results.

Kroondal's disabling injury rate (DIIR) (the number of lost time injuries expressed as a rate per

Chief Executive Officer's report

200,000 man hours worked, a lost time injury being an occurrence with one or more days lost) improved 41% to 1.16 in FY2003 (FY2002:1.98).

At Marikana a DIIR of 1.01 was recorded, an encouraging start that management and employees are working to continue as the mine enters operational status.

Mimosa, which experienced a five-fold increase in personnel over the year as a result of the expansion programme, achieved an impressive NOSA 4 platinum star status. With an increased workforce, more emphasis is being placed on safety, most notably through team-based induction programmes. In FY2003 Mimosa achieved a DIIR of 0.87, the lowest across all Aquarius operations.





OPERATIONAL REVIEW

Operational results reflect the impact of significant currency variation, a major strengthening of the South African rand and a free-falling Zimbabwe dollar against the US dollar. We focus on managing our cash margin, which is dependent on metal prices and exchange rates – which are beyond management's control – and unit costs. It is therefore unit costs that represents the primary profitability driver.

Kroondal

While unit costs in US dollar per ounce have risen some 20% at Kroondal, due largely to the impact of decreased volumes (PGM ounce production was 3.8% lower than FY2002), the cash margin for the operation remained strong at 52%. To improve control over this margin, a new project – Beyond 22k – will see Kroondal aim to achieve a 10% increase in the best ever historical monthly production, which translates to output in excess of 22,000 PGM ounces per month.

On-mine cash costs per ounce at Kroondal increased by 21% in rand terms, a result of local inflationary pressure, and additional redevelopment costs necessitated by the geological disturbances encountered during the year, such as pot holes, faults and pegmatite intrusions.

During FY2003, AQP(SA) delivered a "Pool and Share Agreement" (P&SA) with Anglo Platinum, which will see Kroondal attributable PGM ore reserves' inventory boosted significantly by 2.53 million ounces to approximately 3.76 million ounces from 1 November 2003. Kroondal's production will also more than double by 2005 to 505,000 PGM ounces, half of which will be attributable to AQP(SA) with the life-of-mine set to extend by eight years to 2016. Provided certain suspensive conditions are met, the P&SA will become effective from 1 November 2003. While the agreement proposes a single mining entity, both parties retain ownership of the assets they contributed, with revenues, costs and profits being shared equally.

A new plant and shaft are to be constructed, with AQP(SA)'s share of the estimated capital cost to be ZAR375 million.

AQP(SA) delivered a "Pool and Share Agreement" (P&SA) with Anglo Platinum, which will see Kroondal attributable PGM ore reserves' inventory boosted significantly to approximately 3.76 million ounces from 1 November 2003. Kroondal's production will also more than double by 2005 to 505,000 PGM ounces, half of which will be attrib-

Disabling Injury Incidence Rate

DIIR chart


2.5
2
1.5
1
0.5
0
2002
2003
Kroondal
Marikana
Mimosa

DIIR = The number of lost time injuries expressed as a rate per 200,000 man hours worked
Lost time injury = Any incident which results in one or more employee days being lost

Corporate Structure


AQP
75%
AQP (SA)
• Kroondal
• Marikana
• Everest South
• Everest North
• Chieftains Plain
50%
ZCE Platinum
100%
Mimosa

Kroondal mineable reserves and production attributable to AQP(SA) before and after P&SA

All figures as at 1 November 2003	Current	Post P&SA
Mineable reserves (tons)	12 million	34.5 million
Mineable reserves (4 PGMs)	1.23 million ounces	3.76 million ounces
Annual production (tons)	3 million	2.9 million
Annual production (4 PGMs)	240,000 ounces	250,000 ounces

The Aquarius board is of the opinion that this agreement is an example of sensible negotiation across farm boundaries in the South African platinum industry, and further, that it offers our shareholders a pragmatic and low-cost life extension for the medium-term.

During the year, production of 2.6 million tonnes came from underground mining and 0.3 million tonnes from open pit operations. Cash costs per milled ton for the year rose to US$14 (ZAR130) from US$12 (ZAR114) in the previous year, an increase of 14% in local currency terms. The average basket price for PGMs for the year was US$509 per PGM ounce.

Marikana

The construction programme at Marikana was successfully completed during the year under review. At a capital cost of some ZAR650 million (excluding ZAR95 million in capitalised revenue), the plant was commissioned ahead of schedule and under budget. The open cast mining operation commenced early and consequently tonnages to the plant exceeded budget. However, due to a soft clay layer in the first 25 metres from surface, it took the mining fleet longer than planned to mine through the oxidised zone. Thus all of the initial ore delivered to the plant came from the oxidised zone, resulting in poor recoveries and lower than anticipated production.Up to the end of the financial year, operations and the associated pre-production expenses were capitalised.

During ramp-up, 10.4 million cubic metres of overburden was stripped and 0.5 million tonnes of ROM ore mined. PGM production during this ramp-up phase totalled 28,146 ounces. The plant treated 695,000 tonnes during the year at a head grade of 3.46g/t. While recovery during this phase has been low at 36.4%, it is expected to improve in line with the transition from weathered ore to fresh material. It is anticipated that the optimal mix of competent ore and weathered ore should be reached in the first quarter of 2004.

Everest South

In February 2003, the Everest South Project was upgraded to fully bankable feasibility status, and in June 2003, was awarded its mining licence. The results of the full bankable feasibility report indicate that AQP(SA)'s assumptions on the project were in order, and financing arrangements are targeted to be completed by December 2003. Forecast for construction in early 2004, first production is scheduled for one year later in 2005.

To accommodate the local community at Everest South, AQP(SA) entered into an agreement with the local Phetla community in which AQP(SA) acquired title over land

Chief Executive Officer's report

required for the mine. This title is to be passed to the Phetla community and AQP(SA) will lease portions of the land for mining purposes. The arrangement has the formal approval of the Minister of Agriculture and Land Affairs, creating a ground-breaking tripartite settlement. Once mining commences, the community will earn rental for the land leased to the company.

Mimosa (Aquarius 50%)

The group has a 50% stake in the Mimosa Platinum mine in Zimbabwe, which is owned and managed in partnership with Implats. The Mimosa Mine, restarted as a producing platinum mine in the early 1990s, has proved that platinum mining on Zimbabwe's Great Dyke can be successful.

Commissioning of the concentrator and other surface facilities at the expanded Mimosa operation was completed during the first half of FY2003, with underground expansion scheduled for completion by the end of CY2003.

PGM production for the year was 69,040 ounces and is forecast to increase to 130,000 PGM ounces in FY2004, with 135,000 PGM ounces targeted thereafter. This production was derived from a milled tonnage of 804,000 tonnes, of which 755,000 was hoisted from underground during the year and the balance of 49,000 tonnes sourced from the surface stockpile of ore built up during the expansion phase.

Cash costs per ounce for the year were US$199 per PGM ounce and US$95 per PGM ounce after by-product credits. Base metals (nickel, copper and cobalt) – which form the by-product credits – contributed approximately 22% to the revenue line. The average achieved price during the year for the PGMs basket was US$456 per ounce, and those for nickel and copperUS$3.89/pound and US$0.72/pound respectively.

PROSPECTS

The chart below indicates the forecast production profile across all





Aquarius: PGM ounces: mine production profile (oz)

	2004	2005	2006	2007
Kroondal	157,000	180,000	252,000	252,000
Marikana	144,000	151,000	145,000	151,000
Mimosa (50%)	65,000	67,000	67,000	67,000
Everest South		72,000	225,000	255,000
Total	**366,000**	**470,000**	**689,000**	**725,000**

The fall in production at Kroondal to 157,000 4 PGM ounces in 2004 is a result of the Pool & Share Agreement with Anglo Platinum announced in June 2003. From 1 November, production at Kroondal will be split equally between Aquarius Platinum and Kroondal. The benefits of the agreement are, however, attractive as the Kroondal mine will commence an expansion programme to 505,000 ounces, thus effectively increasing the attributable ounces to Aquarius, while extending the life of mine by eight years to 2016.

I am confident the group will continue to develop into a stronger position, able to deliver on our growth strategy notwithstanding the impact of currency fluctuations and

Shareholder breakdown


Australia 18%
ZCE 9%
Impala 9%
ROW 5%
Asia 1%
North America (ADR) 1%
UK/Europe 57%

Share price


4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
LSE Price (AQPL)
ASX Price AQPAX
2 Jan 2001
28 Mar 2001
28 Jun 2001
28 Sep 2001
2 Jan 2002
8 Apr 2002
18 Jul 2002
24 Oct 2002
31 Jan 2003
2 May 2003
Price £
Price A$

** As of July 2003, ZCE shares have been distributed to the shareholders of ZCE, and are now registered on the ASX.*

*Source: Computershare Analytics, July 2003**

operations for the next four years. Lower initial Kroondal production reflects the commencement of the P&SA, and the build-up once the *capital construction is completed.* The ramping up of production at Marikana and Mimosa, and the new Everest South Mine, place the group firmly on track to deliver 600,000 PGM ounces by 2006.

In the coming year, we intend delivering on both the P&SA with Anglo Platinum and the Beyond 22k process embarked on at the Kroondal operation. Marikana should see the optimisation of the open-pit operations. We anticipate completing funding discussions with regard to the Everest South Project by the end of this calendar year; any associated empowerment transactions will be guided by the principles of the Broad-based Socio-Economic Empowerment Charter.

I am confident the group will continue to develop into a stronger position, able to deliver on our growth strategy notwithstanding the *impact of currency fluctuations and* political uncertainty.

I would like to take this opportunity to thank not only the management teams at all our operations, but also the contractors with whom we work. The commitment and dedication of the combined team this past year has seen Aquarius through some challenging times. Needless to say, 2004 will offer many more challenges, though I am confident that we will work together and build on our successes from the last year.

Stuart Murray
Chief Executive Officer

Sustainable development

HEALTH & SAFETY

At its South African and Zimbabwean operations, Aquarius Platinum, in line with local legislation seeks to:

- maintain a healthy and safe mine environment
- supply adequate health and safety equipment
- establish a sound health and safety policy
- develop appropriate codes of practice
- provide health and safety training to employees
- identify hazards, and assess associated risks, to establish appropriate responses to remove these risks
- measure occupational hygiene
- develop a system of medical surveillance





To manage occupational health and safety on an operational front at its existing South African operations AQP(SA) has established a Health and Safety Department.

A number of safety, occupational health and environmental functions are performed by external contracted entities.

With a Health and Safety Policy developed in line with the South African Mine Health and Safety Act, and codes of practice developed using internationally accepted risk assessment techniques, AQP(SA) has an integrated approach to managing safety and health. In Zimbabwe, health and safety training forms a key component of the team induction and training programmes, in line with best practice and legislative requirements.

AIDS/HIV

Aquarius has developed an HIV/AIDS policy based on the following:

- South African Department of Labour guidelines
- a multi-party effort from a number of stakeholders; notably management, employees and health care professionals (including contractors at the most senior level)
- acceptance by Aquarius of its social responsibility in this regard with a specific reference to the communities in which it is active.

For AQP(SA) employees, information sessions are conducted to inform and educate employees, providing both medical and legal perspectives with regard to HIV/AIDS, as well as encouraging voluntary testing. Medical aid funds established for Aquarius does not discriminate against HIV/AIDS infected individuals when joining the fund, and provides for the treatment of HIV infected persons.

In an effort to streamline the various HIV/AIDS policies across contracting companies, AQP(SA) has established a forum to ensure that all contracted personnel are offered policies similar, if not identical, to those of AQP(SA).

In the community, Aquarius continues to work with the local AIDS Council (run under the auspices of the Provincial Department of Health). It is envisaged, following recent surveys conducted by AQP(SA), that an action plan will soon be established incorporating voluntary testing and education programmes.

EMPLOYMENT EQUITY

Across the group, the principal focus is to satisfy the requirements of local legislation. In South Africa in particular, this centres on the Employment Equity Act. Management meets on an ongoing basis with contractors to ensure that they also satisfy the requirements of the Employment Equity Act for all personnel. In the past year, all parties completed and submitted their Employment Equity Reports to the Department of Labour in South Africa

It is envisaged that when open pit operations at Kroondal cease in the coming year, 'roll-over' rehabilitation will commence, with land being offered to the local communities for agricultural use

With a Health and Safety Policy approved by the DME in South Africa, and codes of practice developed using internationally accepted risk assessment techniques, AQP(SA) has an integrated approach to managing safety and health.





as required. In Zimbabwe, Mimosa's management team sets an example in its representative diversity.

ENVIRONMENT

Aquarius Platinum's South African operations, including Everest South, hold approved Mining Licences and environmental management programme reports from the Department of Minerals and Energy. The Mimosa mine holds a special mining lease and an approved environmental impact assessment.

There are three principal areas of concern in environmental policy:

Water – surface and ground water quality

For both surface and ground water, Aquarius Platinum complies with all the rigorous water permit requirements granted and issued by the Department of Water Affairs and Forestry (DWAF) in South Africa. Independent audits have confirmed that operations do not discharge polluted surface water. While ground water run-off is within acceptable limits, the company will be working over the coming year to further test its systems and run-off at the Kroondal operation.

Air quality

Emissions from plant at all operations are extremely lean, and substantially below national threshold guidelines. As a producer of PGM concentrate, Aquarius in South Africa and Zimbabwe contracts smelting and refining to Impala Platinum Refining Services (IRS). The smelter operation was redesigned in 2003 to reduce sulphur emissions and has been awarded ISO 14001 certification for its smelting and refining operations. Dust is also an important environmental issue at open cast operations and tailing dams. Levels are frequently measured by an independent third party, SRK Consulting Engineers & Scientists (SRK), and currently comply with standards set for allowable concentration by the Department of Environmental Affairs and Tourism.

Rehabilitation

Rehabilitation funds at all operations have been established and are fully funded, as audited by SRK. It is envisaged that when open pit operations at Kroondal cease in the coming year, 'roll-over' rehabilitation will commence, with land being offered to the local communities for agricultural use.

EMPOWERMENT

The pace of development of empowerment legislation in South Africa and its indigenisation equivalent in Zimbabwe has been rapid over the last year. The initial reaction of investors globally has been to shy away from equities listed or with operations in South Africa, and apply significant valuation discounts. Aquarius' view is that the discounts applied are an over-reaction and that sensible and non-value diluting deals can be executed that embrace the spirit of the legislation as it is intended. Aquarius is working hard to deliver to shareholders an empowerment partnership that offers value, not dilution.

SOCIAL INVESTMENT

Housing

At Marikana, Aquarius built 44 serviced homes, the majority constructed using HDSA suppliers. At Mimosa, a number of houses have been built in Zvishavane to accommodate the increased staff employed for the expanded operation. This has required an investment in water and electricity infrastructure on behalf of the local authority.

Job creation

Aquarius has funded the training of 12 people in the new Marikana village as drivers. These individuals have since been employed by the Marikana mining contractor as load haul dump drivers. At Everest South, Aquarius acquired the largest kiwi fruit farm in South Africa, and is working with the local community to ensure a healthy and sustainable micro-economy in the longer term. Agricultural projects, focussing on goat breeding and vegetable production at Marikana, were also initiated.

Education

Four classrooms and toilet facilities were constructed at the new Marikana School.

Mineral Resources and Ore Reserves

			KPM – Kroondal Block			KPM – Waterval Block			KPM – Post P&SA*		
			Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Mineral Resources		Measured	11.32	5.16	1.88						
		Indicated				4.79	5.19	0.80			
		Inferred									
		TOTAL	11.32	5.16	1.88	4.79	5.19	0.80			
Ore Reserves	Open cast	Proven	2.06	4.73	0.31						
		Probable				0.51	4.90	0.08			
	Underground	Proven	9.49	3.71	1.13						
		Probable				4.09	3.09	0.41			
		TOTAL RESERVES	11.55	3.89	1.44	4.60	3.29	0.49	22.8	3.46	2.53

Ore reserve reported as fully diluted ore delivered to the plant.
** No subdivisions of these attributable resources are reported here as the P&SA development study is presently being undertaken.*

Aquarius' Mineral Reserves have been quoted in compliance with the Code of Reporting of Mineral Resources and Ore Reserves, the JORC Code, prepared by the Joint Ore Reserves Committee of the Australian Institute of mining and Metallurgy. In terms of the JORC Code, resources and reserves are categorised according to the following principles:

A Mineral Resource is a concentration or occurrence of material of intrinsic economic interest in or on the earth's crust in such form or quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are subdivided, in order of increasing geological confidence into Inferred, Indicated and Measured categories.

An Ore Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could be reasonably justified. Ore Reserves are subdivided into Probable Ore Reserves and Proved Ore Reserves.

The Aquarius Platinum Mineral Resources are quoted inclusive of Ore Reserves with grade values based on 4E (Pt, Pd, Rh and Au).

All grades, with the exception of Kroondal, are uncorrected. The grades at the Kroondal and Waterval Blocks have been corrected by a factor of 1.12.

The Mineral Resources and Ore Reserves for Aquarius Platinum have been prepared under the guidance of the Competent Persons who are duly registered with the Natural Scientist Institute of South Africa ("SACNASP") as required by the South African laws. This ensures that the Mineral Resource statements are





Marikana			Everest South			Everest North			Mimosa** 50%		
Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
13.12	3.96	1.67	21.77	3.63	2.54						
8.54	4.28	1.17	20.04	3.5	2.26						
0.87	3.29	0.09	3.94	3.44	0.44	14.80	4.80	2.30			
22.53	4.06	2.93	45.76	3.56	5.23	14.80	4.80	2.30			
13.60	3.59	1.57	0.61	5.40	0.11						
			0.84	4.16	0.11						
2.78	3.93	0.32	14.53	3.23	1.51						
			10.81	3.12	1.08						
16.38	3.59	1.89	26.79	3.26	2.81				34.91	3.92	4.40

*** The Mimosa Mineral Resource statement is currently being reviewed by both joint venture parties. Consequently, in the absence of a fully compliant and up-to-date Mineral Resource statement we report the number of attributable reserve ounces to Aquarius from the total ore reserve base reported in 2002 of 8.9m ounces (3PGE +Au) less the mined ounces of 95,000 ounces (8.8m ounces).*

compliant with the South African Mineral Resources Code ("SAMREC") and with the Joint Ore Reserves Code ("JORC") which is the Australasian equivalent prepared under the auspices of the Australasian Institute of Mining and Metallurgy ("AusIMM"). The SAMREC Code and SACNASP are officially recognised on a reciprocal basis by AusIMM. The Competent Persons have taken into account the definitions included in both Codes and the Mineral Resources and Ore Reserve quantities reported here are considered to be fully compliant in all material respects to the requirements of both Codes.

The following Competent Persons, appropriately qualified and experienced, are responsible for the resources quoted in the table above:

- **Kroondal:** **I Cilliers** *(MSc, Pr. Sci. Nat.)*
- **Marikana underground:** **A Earl** *(AWASM, FAusIMM (CP))*
- **Marikana open cast:** **R Crozer** *(MAusIMM)*
- **Everest South:** **I M Glacken** *(MSc, FAusIMM (CP), CEng, MIMM, MAIG, MGAA)*
- **Everest North:** **O Dix** *(MSc, Pr. Sci. Nat.)*
- **Mimosa:** **D Mapundu** *(BSc, MGSZ)*

Directors' report

The directors of Aquarius Platinum Limited (Aquarius) provide hereunder their report as to the results and state of affairs of the economic entity for the financial year ended 30 June 2003.

DIRECTORS

The names of the directors of the parent entity in office during the financial year and until the date of this report are as follows:

Nicholas T Sibley
Stuart A Murray
Walter E Vorwerk
James H Slade
Catherine E Markus
Patrick D Quirk (appointed 17 July 2002)
Edward F G Nealon (resigned 17 July 2002)

PRINCIPAL ACTIVITIES

The principal activities of entities within the consolidated entity during the financial year were mineral exploration, mine development, production and investment. During the year, the principal focus revolved around the operations of the Kroondal platinum mine, commissioning of the Marikana platinum mine, further evaluation of the Everest South project and acquisition of the Mimosa mine in Zimbabwe.

There has been no significant change in the nature of these activities.

RESULTS OF OPERATIONS

The consolidated net profit of the economic entity after provision for income tax and outside equity interests was US$10,543,736.

REVIEW OF OPERATIONS

On 1 July 2002, Aquarius obtained joint control of a Mauritian based company, ZCE Platinum Limited (ZCEP) for GB£26,692,307 (US$39million), settled by way of the issue of 6,862,658 shares in Aquarius valued at approximately GB£3.89 per share. ZCEP owns 100% of Mimosa Mining Company (Private) Limited which exploits the Mimosa platinum property located on the Great Dyke in central Zimbabwe.

During the year the company continued to develop the Marikana mine which was commissioned in November 2002. A feasibility study on the Everest South project was completed with bankability subsequently confirmed by a competent persons report. An environmental management programme report on the Everest South project has been approved and a mining licence obtained. Subject to appropriate financing being available, it is anticipated that construction activities on Everest South will commence in early 2004 and production by 2005.

Attributable production of platinum group metals from the Kroondal, Marikana and Mimosa mines for the financial year was 271,727 ounces, an increase of 54,431 ounces from the previous financial year. Summarised production results are as follows:

Production (oz)	2003	2002
Platinum (Pt)	166,868	133,238
Palladium (Pd)	77,691	60,682
Rhodium (Rd)	23,641	22,102
Gold (Au)	3,527	1,274
Total	**271,727**	**217,296**

A detailed review of operations and activities appears in this CEO's report.

DIVIDENDS

The 2002 final dividend of 4 US cents per common share was paid on 18 October 2002. An interim dividend of 2 US cents per common share was paid on 28 March 2003. The directors have declared a final dividend of 3 US cents per common share for the current year.

OPTIONS GRANTED OVER UNISSUED SHARES

During the financial year, 400,000 options over common fully paid shares were issued to a director, Mr W.E. Vorwerk. At 30 June 2003, there were 2,115,000 options outstanding. The terms of these options are disclosed in notes 22(d) and 27 of the accounts.

During the financial year and up to the date of this report no shares have been issued by virtue of the exercise of options.

No person entitled to exercise options has any right by virtue of the option to participate in any share issue of the company or any related body corporate.

SIGNIFICANT CHANGES IN THE GROUP'S STATE OF AFFAIRS

The directors are not aware of any significant change in the state of affairs of the group that occurred during the financial year which has not been covered elsewhere in this annual report.

EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

Apart from events as disclosed in note 32 of the accounts there has been no other significant event that has occurred since the end of the financial year.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Other than matters referred to in this report and in the state of affairs of the group in the review of operations, the directors have no reference to make to likely developments in the operations of the group and the expected results of those operations in subsequent financial years. In the opinion of the directors, any further disclosures would prejudice the interests of the group.

Directors' report

continued

INFORMATION ON DIRECTORS

Director	Qualifications, experience and special responsibilities	Shares and options in Aquarius in which directors have a beneficial interest
Nicholas T Sibley, 65 (Non-executive Chairman)	FCA Mr Sibley is a chartered accountant and is a director of a quoted investment company and a director of Corney and Barrow Group Ltd. He was formerly chairman of Wheelock Capital from 1994 to 1997, as well as executive chairman of Barclays de Zoete Wedd (Asia Pacific) Limited, from 1989 to 1993. Mr Sibley is a former managing director of Jardine Fleming Holdings Ltd and Barclays de Zoete Wedd Holdings Ltd. Mr Sibley was appointed to the Aquarius board in October 1999 and assumed the chairmanship in July 2002.	721,459 shares
Stuart A Murray, 41 (Chief Executive Officer)	B.Sc (Eng) After obtaining his degree in Chemical Engineering from Imperial College, London, Mr Murray commenced his career in 1984 with Impala Platinum Holdings Limited. Following a 17-year career in the South African platinum industry, Mr Murray joined Aquarius Platinum Limited in May 2001 and was appointed Chief Executive Officer. He is responsible to the board for the implementation of the group's strategic plan to achieve 600,000 ounces of PGM production per annum by 2006.	625,000 options exercisable at £2.50 pursuant to the terms of the Aquarius employee option plan.
Walter E Vorwerk, 52 (Executive Director-Finance)	B.Com, CA (SA) Mr Vorwerk has had extensive executive and operational experience at all levels within the southern African mining industry and has held directorships of many industry-related companies. He has overseen and been involved in numerous merger, acquisition and disposal transactions within AngloGold and has had exposure to corporate finance and accounting matters at an international level. Mr Vorwerk was appointed to the board of directors in May 2002.	400,000 options exercisable at £3.43 pursuant to the terms of the Aquarius employee option plan.

Director	Qualifications, experience and special responsibilities	Shares and options in Aquarius in which directors have a beneficial interest
Patrick D Quirk, 55 (Non-executive Director)	B.Com A director since July 2002, Mr Quirk has many years' experience in the metals and mining sectors, operating in Zimbabwe, South Africa, the United Kingdom, Switzerland and Monaco. He is currently a director of Zimasco Consolidated Enterprises Limited. He purchased the Mimosa Platinum Mine from Union Carbide in 1993. Mr Quirk holds a commerce degree from Rhodes University, Grahamstown. He currently resides in London.	1,629,878 shares
James H Slade, 44 (Non-executive Director)	A director since January 1997, Mr Slade is an investment banker based principally in New Zealand and Hong Kong. He has in excess of 21 years experience as an investment broker in London, Hong Kong and latterly Manila, where he was the country head responsible for setting up Nomura Securities Philippines. He also has directorships with two companies in New Zealand.	350,000 shares
Catherine E Markus, 46 (Non-executive Director)	BA, LLB Cathie Markus is a qualified attorney, notary and conveyancer and since practising as an attorney in South Africa has held internal corporate lawyer appointments in engineering and platinum mining companies for the last 16 years. Mrs Markus is currently an Executive Director of Impala Platinum Holdings Limited, the world's second largest platinum producer and is also a non-executive director of the companies which make up Lonmin's Platinum Division. Mrs Markus was appointed to the board of directors in December 2000.	Nil

Share and option holding information is current at the date of the directors' report.

Directors' report

continued

MEETINGS OF DIRECTORS

The number of meetings of the board of directors of the parent entity held during the year ended 30 June 2003 and the number of meetings attended by each director are as follows:

Director	Number of meetings held whilst in office			Number of meetings attended		
	Board	Remuneration	Audit	Board	Remuneration	Audit
Nicholas T Sibley	5	1	2	5	1	2
Stuart A Murray	5	n/a	n/a	5	n/a	n/a
Walter E Vorwerk	5	n/a	n/a	5	n/a	n/a
James H Slade	5	1	2	5	1	2
Catherine E Markus	5	1	2	5	1	2
Patrick D Quirk (appointed 17 July 2002)	5	1	2	4	1	-
Edward F G Nealon (resigned 17 July 2002)	-	n/a	n/a	-	n/a	n/a

ENVIRONMENTAL REGULATION AND PERFORMANCE

Companies within the Aquarius group are required, on cessation of mining operations, to rehabilitate the relevant mining area on which mining operations have been conducted. The company makes annual contributions to established trusts in order to provide for its obligations in respect of environmental rehabilitation. Environmental activities are continuously monitored to ensure that established criteria from each operations environmental management programme, approved by relevant authorities, has been met.

DIRECTORS' BENEFITS

Disclosure of benefits provided to directors during the financial year is made under notes 27 and 28.

Since the end of the previous financial year, no director of the parent entity has received or become entitled to receive a benefit (other than a benefit included in the aggregated amount of emoluments, received or due and receivable by directors shown in the accounts) by reason of a contract made by the parent entity or a related body corporate with the director or with a firm of which he is a member, or with an entity in which he has a substantial financial interest.

DIRECTORS' AND OFFICERS' INSURANCE

During the year the parent entity has paid an insurance premium in respect of a contract insuring against liability of current directors of the company and officers, being the company secretary. The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability insurance contracts, as such disclosure is prohibited under the terms of the contract.

Signed in accordance with a resolution of the directors.

W E VORWERK
Director

18 September 2003

Corporate governance statement

This statement outlines the main corporate governance practices that were in place throughout the financial year unless otherwise stated.

BOARD OF DIRECTORS

The Board is responsible for the overall Corporate Governance of the economic entity including its strategic direction, establishing goals for management and monitoring the achievement of these goals. The board meets regularly in order to retain full and effective control over the company and monitor the executive management. The board has established a framework for the management of the company including a system of internal control, a business risk management process and the establishment of appropriate ethical standards.

Each director has the right to seek independent professional advice on matters relating to his position as a director of the company at the company's expense, subject to prior approval of the Chairman which shall not be unreasonably withheld.

COMPOSITION OF THE BOARD

The names of the directors of the company, together with details of their relevant qualifications and experience are set out in the directors' report in this annual report.

The procedures for election and retirement of directors are governed by the company's bye-laws and the Listing Rules of the Australian Stock Exchange (ASX).

The composition of the board is determined using the following principles:

- ☐ The majority of the directors are non-executive;
- ☐ The board comprises directors with a range of expertise encompassing the current and proposed activities of the company.
- ☐ Where a vacancy is considered to exist, the board selects an appropriate candidate through consultation with external parties, consideration of the needs of the shareholder base and consideration of the needs of the company. Such appointments are referred to shareholders at the next available opportunity for election in general meeting.

AUDIT COMMITTEE

The audit committee reviews the performance of the external auditors on an annual basis and meets with them at least twice a year:

- ☐ to review the results and findings of the audit, the appropriateness of provisions and estimates included in the financial results, the adequacy of accounting and financial controls, and to obtain feedback on the implementation of recommendations made; and
- ☐ to review the draft financial statements and audit or review reports at year-end and half year and recommend their acceptance or otherwise thereof to the board.

Members of the audit committee are:

Nicholas T Sibley – Chairman
James H Slade
Catherine E Markus
Patrick D Quirk
(appointed 17 July 2002)

REMUNERATION COMMITTEE

The remuneration committee established by the board of directors determines and reviews compensation arrangements for the directors and the executive team. The committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emoluments in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the company.

Members of the remuneration committee are:
Nicholas T Sibley - Chairman
James H Slade
Catherine E Markus
Patrick D Quirk
(appointed 17 July 2002)

The nature and amount of directors' and officers' emoluments are linked to the company's financial and operational performance.

Corporate governance statement

continued

AQUARIUS SHARE AND OPTION PLAN

The remuneration committee also administers the Company's Share and Option Plan ("Plan") which was established pursuant to a resolution passed at the Annual General Meeting of Aquarius held on 3 December 2001. Participation in the Plan will be at the discretion of the remuneration committee, having regard to:

(a) the seniority of the participant and the position the participant occupies with the relevant company;
(b) the length of service of the participant with the company or any subsidiary;
(c) the record of employment of the participant with the relevant company;
(d) the potential contribution of the participant to the growth and profitability of the relevant company; and
(e) any other matters which the committee considers relevant.

All executive directors and employees have the opportunity to qualify for participation in the Plan. Details regarding the grant of shares and options under the Plans are provided in note 27 to the financial statements.

INTERNAL CONTROL FRAMEWORK

The board acknowledges that it is responsible for the overall internal control framework, but recognises that no cost effective internal control system will preclude all errors and irregularities. To assist in discharging this responsibility, the board has instigated an internal control framework that can be described under the following headings:

☐ **Financial Reporting**

There is a budgeting system with an annual budget approved by the directors. Actual results are reported against budget and revised forecasts for the year are prepared and presented to the board regularly. The company reports to shareholders yearly and files quarterly reports with the ASX and the LSE. Procedures are also in place to ensure that price sensitive information is reported to the ASX and the LSE in accordance with continuous disclosure requirements.

☐ **Quality and integrity of personnel**

The company conducts a comprehensive review of the ability and experience of potential employees prior to appointment. Informal appraisals are conducted regularly with continuous feedback and on the job monitoring and training for all employees.

ETHICAL STANDARDS

Aquarius recognises the need for directors and employees to observe the highest standards for behaviour and business ethics in conducting its business, and intends to maintain a reputation of integrity.

Whilst the company does not currently believe it is of a size to warrant the development of formal ethical guidelines, the directors are at pains to ensure that their actions are appropriate and believe they provide the benchmark for their employees.

ENVIRONMENT

The company aims to ensure a high standard of environmental care is achieved and to ensure compliance with national operating standards for environmental management programmes in South Africa and Zimbabwe.

BUSINESS RISKS

The board adopts practices designed to identify significant areas of business risk and to effectively manage those risks in accordance with the company's risk profile.

Where necessary, the board draws on the expertise of appropriate external consultants to assist in dealing with or mitigating risk.

The company's main areas of risk include.

- ☐ exploration, development and mining;
- ☐ fluctuating commodity prices and exchange rates;
- ☐ political and economic climate in its areas of operation.

Directors' declaration

In accordance with a resolution of the board of directors of Aquarius Platinum Limited, I state that:

In the opinion of the directors:

(a) the financial statements and notes of the consolidated entity:

  (i) give a true and fair view of the financial position as at 30 June 2003 and the performance for the year ended on that date of the consolidated entity; and

  (ii) comply with International Accounting Standards; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

W E VORWERK
Director

18 September 2003

Independent audit report

To the shareholders

Aquarius Platinum Limited

We have audited the accompanying consolidated balance sheet of Aquarius Platinum Limited and its subsidiaries as of June 30, 2003 and the related consolidated statements of income, cash flows and statement of recognised gains and losses for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the group as at June 30, 2003 and of the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Ernst + Young

Ernst & Young
Chartered Accountants

18 September 2003

Consolidated income statement

for the year ended 30 June 2003 (US$000)

	Note	2003	2002
Revenue	3	**96,862**	96,421
Cost of sales	3	**(57,562)**	(36,480)
Gross profit		**39,300**	59,941
Amortisation of fair value uplift of mining assets		**(11,374)**	(11,001)
Gross profit after amortisation of fair value uplift of mining assets		**27,926**	48,940
Administrative costs	3	**(4,696)**	(2,802)
Other operating costs	3	**(3,082)**	(3,215)
Profit from operating activities		**20,148**	42,923
Finance costs	3	**(2,040)**	(5,557)
Profit before income tax		**18,108**	37,366
Income tax expense	4	**(6,456)**	(14,693)
Net profit from ordinary activities		**11,652**	22,673
Minority interest		**(1,108)**	(903)
Net profit for the year		**10,544**	21,770
Earnings per share			
Basic earnings per share	5	**13.22 cents**	30.19 cents
Diluted earnings per share	5	**13.21 cents**	30.19 cents

The accompanying notes form part of these financial statements.

Consolidated balance sheet

as at 30 June 2003 (US$000)

	Note	**2003**	2002
ASSETS			
Non-current assets			
Receivables	7	**7,277**	6,775
Investments	8	**21**	90
Property, plant & equipment	9	**134**	297
Mining assets	10	**301,954**	192,064
Total Non-Current Assets		**309,386**	199,226
Current assets			
Cash and cash equivalents	11	**17,001**	32,306
Trade and other receivables	12	**40,103**	32,241
Investments	13	**522**	6
Inventories	14	**6,249**	2,284
Other	15	**385**	7
Total Current Assets		**64,260**	66,844
TOTAL ASSETS		**373,646**	266,070
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	22	**11,963**	10,934
Reserves	23	**122,103**	76,614
Retained earnings	24	**38,987**	33,228
Equity attributable to parent entity		**173,053**	120,776
Minority interests	25	**3,594**	1,300
Non-current liabilities			
Payables	16	**50,066**	36,065
Interest-bearing borrowings	17	**56,870**	39,479
Deferred tax liabilities	4	**51,063**	42,456
Provisions	18	**3,091**	1,008
Total non-current liabilities		**161,090**	119,008
Current liabilities			
Trade and other payables	19	**16,936**	8,567
Interest-bearing borrowings	20	**13,355**	8
Current tax liabilities	4	**5,279**	16,383
Provisions	21	**339**	28
Total current liabilities		**35,909**	24,986
Total liabilities		**196,999**	143,994
TOTAL EQUITY AND LIABILITIES		**373,646**	266,070

The accompanying notes form part of these financial statements.

Consolidated statement of cash flows

for the year ended 30 June 2003 (US$000)

	Note	2003	2002
Cash flows from operating activities			
Receipts from customers		**110,085**	92,266
Interest received		**1,522**	1,264
Interest paid and other finance costs		**(6,195)**	(2,106)
Income taxes paid		**(21,822)**	(8,024)
GST/VAT received/(paid)		**13,680**	-
Payments to suppliers and employees		**(65,716)**	(45,832)
Net cash from operating activities		**31,554**	37,568
Cash flows from investing activities			
Payments for mineral exploration and evaluation		**(1,391)**	(140)
Payments for mine development costs and mining property, plant and equipment		**(69,110)**	(26,520)
Payment for mine closure/rehabilitation costs		**(246)**	-
Acquisition of subsidiary, net of cash acquired	30(a)	**(3,656)**	(4,036)
Acquisition of jointly controlled entity, net of cash acquired	30(b)	**9,686**	(72)
Payments for acquisition of outside equity interests in subsidiary		**-**	(1,056)
Proceeds from sale of property plant and equipment		**109**	18
Payments for purchases of equity investments		**(422)**	-
Payment for acquisition of plant & equipment		**(12)**	(35)
Net cash used in investing activities		**(65,042)**	(31,841)
Cash flows from financing activities			
Proceeds from issue of shares and options		**-**	425
Payments for listing expenses		**(306)**	-
Proceeds from borrowings		**16,037**	-
Repayment of borrowings		**(1,077)**	(19)
Payment of principal portion of hire purchase liabilities		**(8)**	-
Return of capital to outside equity interest		**-**	(164)
Dividends paid		**(4,772)**	(4,278)
Net cash from / (used in) financing activities		**9,874**	(4,036)
Net (decrease) / increase in cash held		**(23,614)**	1,691
Cash at the beginning of the financial year		**32,306**	33,290
Effect of exchange rate changes		**8,304**	(2,675)
Cash and cash equivalents at the end of the financial year	11	**16,996**	32,306

The accompanying notes form part of these financial statements.

Consolidated statement of recognised gains and losses

for the year ended 30 June 2003 (US$000)

	Note	**2003**	2002
Foreign currency translation adjustments	23	**7,561**	(1,149)
Net gain/(loss) not recognised in the income statement		**7,561**	(1,149)
Net profit for the year	24	**10,554**	21,770
TOTAL RECOGNISED GAINS AND LOSSES		**18,115**	20,621

The accompanying notes form part of these financial statements.

Notes to and forming part of the financial statements

for the year ended 30 June 2003

1. ACCOUNTING POLICIES

1.1 BASIS OF PREPARATION OF THE FINANCIAL INFORMATION

The consolidated financial statements of the group have been prepared in accordance with International Financial Reporting Standards, which comprise standards and interpretations approved by the International Accounting Standards Board, and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee (IASC) that remain in effect.

The consolidated financial statements have been prepared under the historical cost accounting convention except where otherwise stated.

The consolidated financial information has been rounded to the nearest thousand of US dollars unless otherwise stated.

1.2 PRINCIPLES OF CONSOLIDATION

The consolidated financial statements comprise the accounts of Aquarius, the parent company and its controlled subsidiaries, after the elimination of all material intercompany transactions.

Subsidiaries are consolidated from the date the parent entity obtains control until such time as control ceases. Where there is a loss of control of a controlled entity, the consolidated accounts include the results for the part of the reporting period during which the parent entity had control. A list of controlled entities appears in note 30.

Acquisitions are accounted for using the purchase method of accounting.

Where the purchase consideration and incidental expenses exceed the fair value of the identifiable net assets acquired, the difference is assigned to fair value adjustment of mining assets and development costs and is amortised using the unit-of-production method based on estimated proven and probable reserves.

The accounts of controlled entities are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

Interest in the jointly controlled entity, ZCEP, is reported in the Aquarius consolidated financial statements using proportionate consolidation in accordance with IAS 31, "Financial Reporting of Interests in Joint Venture".

Minority interest principally represents the interests in AQP(SA) not held by the company.

1.3 INVESTMENTS

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

After initial recognition, investments which are classified as held for trading and available-for-sale are measured at fair value. Gains or losses on investments held for trading are recognised in income. Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in income.

Other long-term investments that are intended to be held to maturity, such as bonds, are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into

1.3 INVESTMENTS *(continued)*

account any discount or premium on acquisition, over the period to maturity. For investments carried at amortised cost, gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

For investments that are actively traded in organised financial markets, fair value is determined by reference to stock exchange quoted market bid prices at the close of business on 30 June. For investments where there is no quoted market price, fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment.

1.4 MINING ASSETS

Mining assets comprise exploration, evaluation and mine development costs, mining plant and equipment and mineral properties. As there is no International Accounting Standard addressing exploration, evaluation and development costs relating to extractive industries, Aquarius accounts for such costs in accordance with Australian Accounting Standard 1022 "Accounting for the Extractive Industries". The adoption of the principles of AAS 1022 is considered to present the most relevant and reliable presentation of financial information relating to mining activities.

Exploration and evaluation costs on mineral exploration tenements are accumulated separately for each area of interest (an individual geological area which is considered to constitute a favourable environment for the presence of a mineral deposit or has been proven to contain such a deposit) and are carried forward on the following basis:

(a) Each area of interest is considered separately when deciding whether and to what extent to carry forward or write off exploration and evaluation costs.

(b) Rights to tenure of the area of interest are current and provided further that one of the following conditions are met:

- such costs are expected to be recouped through successful development and exploitation of the area of interest or alternatively, by its sale, or

- exploration and/or evaluation activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves and active and significant operations in relation to the area are continuing. Exploration and evaluation costs accumulated in respect to each particular area of interest includes only net direct expenditure.

(c) The carrying values of mineral exploration tenements are reviewed by directors where results of exploration and/or evaluation of an area of interest are sufficiently advanced to permit a reasonable estimate of the costs expected to be recouped through successful development and exploitation of the area of interest or by its sale. Expenditure in excess of this estimate is written off to the profit and loss account in the period in which the review occurs.

Notes to and forming part of the financial statements

for the year ended 30 June 2003

1.4 MINING ASSETS *(continued)*

Mineral rights and mining claims which are being depleted are amortised over their estimated useful lives using the unit of production method based on proven and probable ore reserves. Proven and probable reserves reflect estimated quantities of commercially recoverable resources which can be recovered in future from known mineral deposits.

Mine development costs incurred to develop new ore bodies, to define further mineralisation of existing ore bodies and to expand the capacity of the mine are capitalised and amortised using the unit of production method based on proven and probable ore reserves. Development costs to maintain production are expensed as incurred against related production. Amortisation is first charged on new mining ventures from the date on which production reaches commercial quantities.

Mine plant is amortised using the lesser of its useful life or the life of the mine based on the straight-line or unit of production method respectively. Building and equipment which includes vehicles and furniture, are depreciated on the straight line basis at rates which will reduce their book values to estimated residual values over their expected useful lives.

1.5 FOREIGN CURRENCIES

Foreign currency transactions

Transactions in foreign currencies of controlled entities within the Aquarius group are recorded in the applicable measurement currency at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Non-monetary items are recorded in the applicable measurement currency using the exchange rate at the date of the transaction. All exchange differences are taken to the income statement.

Foreign jointly controlled entity

The ZCEP group financial statements incorporate those of its controlled entities in Zimbabwe which have been prepared using US dollar as the measurement currency. The choice of the measurement currency is in accordance with the guidelines provided by the Standing Interpretations Committee of the IASC in SIC 19 "Reporting Currency – Measurement and Presentation of Financial Statements under IAS 21 and IAS 29".

Translation of financial statements of foreign controlled entities

The operations of overseas controlled entities which are not deemed an integral part of the parent company's operations, as each is financially and operationally independent of the parent, are considered self-sustaining foreign entities. The assets and liabilities of these entities are translated to the group reporting currency at rates of exchange ruling at balance date. Income and expense items are translated at average exchange rates for the period. Any exchange differences are taken directly to the foreign currency translation reserve. On disposal of a self-sustaining foreign entity, such exchange differences are recognised in the income statement as part of the profit or loss on sale.

All overseas operations of controlled entities which are deemed integrated, as each is financially and operationally interlinked with the parent company, are considered foreign operations. At the balance sheet date, those foreign operations' monetary assets and liabilities are converted to the group reporting currency at the year-end exchange rates. Non-monetary items are reported using the exchange rate at the date of the transaction. All resulting exchange differences arising on settlement or re-statement are recognised in the income statement for the period.

1.6 PROPERTY, PLANT AND EQUIPMENT

Costs and valuation

All items of property, plant and equipment are initially recorded at cost. The carrying amounts are subsequently reviewed to assess whether they are recorded in excess of their recoverable amount, and where carrying values exceed this recoverable amount, assets are written down to their recoverable amount.

Depreciation

Plant and equipment are depreciated at rates based on the expected useful economic life of each item, using the straight line method. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. The major depreciation rates for all periods presented are:

Furniture and fittings:	3 to 5 years
Leasehold improvements:	the lease term
Plant and equipment, including assets held under hire purchase:	3 to 5 years

1.7 REVENUE RECOGNITION

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Aquarius group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest

Revenue is recognised as the interest accrues on interest bearing cash deposits.

Sale of goods

Revenue on sale of goods is recognised when risks and rewards of ownership of the goods have passed to the buyer.

1.8 INCOME TAXES

Deferred income tax is provided using the liability method, on all taxable temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences.

Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry forward of unused tax assets and unused tax losses can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

1.9 EMPLOYEE ENTITLEMENTS

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the balance date. Liabilities arising in respect of wages and salaries, annual leave, sick leave and other benefits expected to be settled within 12 months of the balance date are measured at rates which are expected to be paid when the liability is settled.

Notes to and forming part of the financial statements

for the year ended 30 June 2003

1.9 EMPLOYEE ENTITLEMENTS *(continued)*

All other employee entitlement liabilities are measured at the present value of estimated future cash outflows.

Contributions for pensions and other post employment benefits are recognised in the income statement during the period in which employees render the related service.

The value of the Directors' and Employees' Share and Option Plans described in note 27 is not being charged as an employee entitlement expense. The loan receivable under the Share Plan is carried at cost. The recoverability of the loan is assessed each balance date based on the share price prevailing at that date.

1.10 LOANS AND BORROWINGS

Loans and borrowings are initially recognised at cost, being the consideration received.

After initial recognition, all interest bearing loans and borrowings, other than liabilities held for trading, are subsequently measured at amortised cost. Amortised cost is calculated by taking into account any discount or premium on settlement. Liabilities which are held for trading are subsequently measured at fair value.

Borrowing costs are recognised as expenses in the period in which they are incurred, except to the extent that they are directly attributable to the acquisition, construction or production of a qualifying asset, in which case, borrowing costs are capitalised as part of the cost of that asset.

1.11 TRADE AND OTHER PAYABLES

Liabilities for trade and other payables which are normally settled on 30-90 day terms, are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether billed or not billed to the group.

1.12 PROVISIONS

Provisions are recognised when the Aquarius group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at an appropriate market rate. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

1.13 CASH

Cash and cash equivalents include cash on hand and in banks, and deposits at call which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value, net of outstanding bank overdrafts.

1.14 INVENTORIES

Inventories comprise consumables, reef ore stockpiled and concentrate awaiting further processing and are valued at the lower of cost and net realisable value. Cost is determined using the average method and includes direct mining expenditure and appropriate proportion of overhead expenditure, which approximates production cost.

1.15 TRADE AND OTHER RECEIVABLES

Trade receivables include actual invoiced sales of PGM concentrate as well as sales for which deliveries have been made and the risks and rewards of ownership have passed but not yet been invoiced. Sale of PGM concentrate is settled in US dollar based on the average market price of the month ruling up to three months after

1.15 TRADE AND OTHER RECEIVABLES *(continued)*

the month of delivery. The receivable amount calculated for the PGM concentrate delivered but not yet invoiced is based on 90% of the latest available average mineral price multiplied by the spot rate ruling at 30 June.

Other receivables are stated at cost less any provision for doubtful debts.

1.16 ENVIRONMENTAL REHABILITATION EXPENDITURE

The estimated cost of final rehabilitation following the cessation of mining operations is assessed annually and based on current legal requirements and existing technology.

The present value of estimated rehabilitation costs is brought to account as a provision together with a corresponding asset. Environmental rehabilitation costs are recognised through amortisation of the asset over the periods in which an obligation arises using the unit-of-production method based on estimated proven and probable reserves.

Environmental rehabilitation costs are reviewed on an annual basis and suitable adjustment made to ensure the liability is correctly reflected.

1.17 SHARE CAPITAL

Share capital is recognised at the fair value of the consideration received by the company.

1.18 LEASES

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.

Finance leases, which transfer to the group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

1.19 COMPARATIVES

The comparative information relates to the corresponding prior period. Where necessary, comparative information has been reclassified and repositioned for consistency with the current year disclosures.

2. SEGMENT INFORMATION

(a) Segment products and locations

The consolidated entity's operating companies are organised and managed separately according to their geographical location, with each segment representing the country of incorporation, operation and location of assets.

The group operates in two predominant geographical segments. Mining and exploration operations take place in South Africa and Zimbabwe, with the acquisition of ZCEP on 1 July 2002.

Notes to and forming part of the financial statements

for the year ended 30 June 2003

2. SEGMENT INFORMATION *(continued)*

The mining and exploration segment explores for and produces platinum group metals including platinum, palladium, rhodium and gold. The other business segment relates to general head office and corporate activities.

(b) Segment accounting policies

The group generally accounts for intersegment revenues and transfers as if the transactions were to third parties at current market prices. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

Segment accounting policies are the same as the consolidated entity's policies.

(c) Geographical segments

30 June 2003 (US$000)	South Africa	Zimbabwe	Corporate	Eliminations	Consolidated
External sales	77,880	17,533	-	-	95,413
External other revenues	949	106	394	-	1,449
Intersegment revenues	-	-	501	(501)	-
Segment revenue	78,829	17,639	895	(501)	96,862
Segment result	13,498	7,135	(2,409)	(116)	18,108
Income tax expense					(6,456)
Profit after tax					11,652
Minority interest					(1,108)
Net profit					10,544
Segment assets	310,214	50,023	13,409	-	373,646
Segment liabilities	(190,284)	(6,510)	(205)	-	(196,999)
Other information:					
Capital expenditure	59,598	9,794	16	-	69,408
Amortisation of fair value uplift	(11,361)	(13)	-	-	(11,374)
Amortisation and depreciation	(5,768)	(326)	(49)	-	(6,143)
Non-cash expenses other than depreciation and amortisation	(9,929)	(680)	(279)	-	(10,888)

2. SEGMENT INFORMATION *(continued)*

(c) Geographical segments *(continued)*

30 June 2002 (US$000)	South Africa	Corporate	Eliminations	Consolidated
External sales	88,499	-	-	88,499
External other revenues	5,441	982	-	6,423
Intersegment revenues	-	4,059	(4,059)	-
Segment revenue	93,940	5,041	(4,059)	94,922
Segment result	46,104	(3,181)	-	42,923
Finance costs				(5,557)
Group profit before tax				37,366
Income tax expense				(14,693)
				22,673
Minority interest				(903)
Net profit				21,770
Segment assets	250,157	15,913	-	266,070
Segment liabilities	143,612	382	-	143,994
Other information:				
Capital expenditure	37,493	101	-	37,594
Amortisation of fair value uplift	(11,001)	-	-	(11,001)
Amortisation and depreciation	(5,310)	(63)	-	(5,373)
Non-cash expenses other than depreciation and amortisation	-	(4,969)	-	(4,969)

(d) Business segments

30 June 2003 (US$000)	Mining and Exploration	Corporate investment and other	Consolidated
Segment revenue	95,413	1,449	96,862
Segment assets	301,954	71,692	373,646
Capital expenditure	69,392	16	69,408
30 June 2002 (US$000)			
Segment revenue	93,169	1,753	94,922
Segment assets	226,597	39,473	266,070
Capital expenditure	37,493	101	37,594

Notes to and forming part of the financial statements

for the year ended 30 June 2003 (US$000)

	2003	2002
3. PROFIT FROM ORDINARY ACTIVITIES		
Included in the profit before income tax are the following revenue/(expense) items:		
Revenue		
Product sale	**105,911**	88,499
Foreign exchange gain/(loss) on sales	**(10,498)**	6,177
Interest revenue - bank deposits	**1,316**	1,264
Other income	**133**	481
Total revenue	**96,862**	96,421
Cost of sales		
Includes the following expense items:		
Amortisation and depreciation	**(6,094)**	(5,310)
Costs of inventories recognised as an expense	**(51,221)**	(30,867)
Royalties	**(247)**	(303)
	(57,562)	(36,480)
Administrative Costs		
Advertising and promotion	**(215)**	(76)
Audit, tax and accounting	**(493)**	(368)
Directors' fees	**(307)**	(193)
Legal fees	**(512)**	(237)
Printing and stationery	**(165)**	(66)
Rental on operating leases	**(179)**	(82)
Subscription and conferences	**(38)**	(48)
Superannuation	**(26)**	(15)
Telephone and facsimile	**(129)**	(49)
Travel	**(647)**	(600)
Wages and salaries	**(612)**	(150)
Other residual	**(1,373)**	(918)
Total administration costs	**(4,696)**	(2,802)
Other operating costs		
Consulting fees	**(953)**	(1,653)
Depreciation of plant and equipment	**(49)**	(63)
Restoration and rehabilitation	**(145)**	-
Expenses capitalised to mining assets	**79**	-
Foreign exchange loss	**(1,852)**	(1,499)
Mineral exploration expenditure written off	**(162)**	-
Total other operating costs	**(3,082)**	(3,215)
Finance costs		
Interest and borrowing costs on loans and borrowings	**(10,947)**	(9,032)
Less interest costs capitalised in mining assets	**8,907**	2,535
Less borrowing costs capitalised in mining assets	**-**	940
Interest expense – loans and borrowings	**(2,040)**	(5,557)
Staff costs		
Salaries and wages	**(1,714)**	(422)
Provisions for employee entitlements	**(216)**	4
Superannuation	**(155)**	(36)
	(2,085)	(454)

for the year ended 30 June 2003 (US$000)

	2003	2002
4. INCOME TAX		
Major component of tax expense for the year:		
Current foreign	**4,018**	16,509
Deferred foreign	**2,438**	(1,816)
Income tax expense before minority interest	**6,456**	14,693

As a Bermudian corporation, Aquarius has no tax liability under the domestic jurisdiction with respect to income derived. Certain of its foreign derived income may, however, be subject to applicable tax of the countries from which such income is derived.

The group's effective tax rate in 2003 was 35.7% (2002 – 39.3%). A reconciliation of income tax expense applicable to profit from operating activities before income tax at the statutory income tax rate to income tax expense at the group's effective income tax rate for the years ended 30 June was as follows:

	2003	2002
Profit from operating activities before income tax	**18,108**	37,366
At South African statutory income tax rate of 30% (2002 – 30%)	**5,432**	11,210
Lower Zimbabwe income tax rate of 25%	**(359)**	-
Losses of parent company not subject to taxation	**584**	2,500
Unrecognised tax losses	**(1,612)**	35
Expenditure not allowable for income tax purposes	**763**	948
Deferred tax relating to capital expenditure allowances	**1,648**	-
At effective income tax rate of 35.7% (2002 – 39.3%)	**6,456**	14,693
Current tax liabilities		
Tax payable	**5,279**	16,383
Deferred tax liabilities		
Capital allowances	**23,169**	11,609
Employee benefits	**(54)**	(22)
Fair value adjustment on acquisition	**27,604**	30,983
Mine closure costs	**47**	(114)
Prepayments	**309**	-
Other	**(12)**	-
Deferred tax liability	**51,063**	42,456

Deferred tax liability includes capital expenditure allowances already claimed by certain South African and Zimbabwean controlled entities and at 30 June 2003, there were unredeemed capital expenditure allowances for tax purposes amounting to US$68,561,061 (2002: US$26,003,064).

At 30 June 2003, the potential benefit of tax losses of a foreign controlled entity has not been brought to account in these financial statements as it is not probable that the benefit will flow to that entity.

Notes to and forming part of the financial statements

for the year ended 30 June 2003 (US$000)

	2003	2002
5. EARNINGS PER SHARE		
(a) Basic earnings per share - cents per share	**13.22 cents**	30.19 cents
Basic earnings per share is calculated by dividing the net profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.		
(b) Diluted earnings per share - cents per share	**13.21 cents**	30.19 cents
Diluted earnings per share is calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of shares outstanding during the year (after adjusting for the effects of dilutive options).		
(c) Reconciliations		
Net profit used in calculating basic and diluted earnings per share	**10,544**	21,770

	Number of shares	Number of shares
Weighted average number of shares used in the calculation of basic earnings per share	**79,753,892**	72,109,946
Effect of dilutive securities		
Share options	**85,125**	-
Adjusted weighted average number of shares used in the calculation of diluted earnings per share	**79,839,017**	72,109,946

6. DIVIDEND PROPOSED OR DECLARED

A final dividend of 3 cents (US$0.03) per common share was declared for the current year (2002: US$0.04) on 11 September 2003. The dividend has not been recognised as a liability in the consolidated financial statements at 30 June 2003.

7. RECEIVABLES – (NON-CURRENT)

	2003	2002
Loans – AQP share plan	**7,273**	6,770
Loans – other corporations	**4**	5
	7,277	6,775

AQP share plan loans are denominated and repayable in GB£. Further information on the loans is set out in note 27.

8. INVESTMENTS

	2003	2002
Shares in other corporations at cost	**21**	90

	2003	2002

9. PROPERTY, PLANT & EQUIPMENT

at 30 June 2003

(US$000)	**Furniture and fittings**	**Plant and equipment**	**Leasehold improvements**	**Plant and equipment under hire purchase**	**Total**
Beginning carrying value	**55**	**81**	**104**	**57**	**297**
Additions	**-**	**12**	**-**	**-**	**12**
Disposals	**(13)**	**(20)**	**(92)**	**-**	**(125)**
Depreciation	**(10)**	**(17)**	**(12)**	**(11)**	**(50)**
Ending carrying value	**32**	**56**	**-**	**46**	**134**
At cost	69	130	-	61	260
Provision for depreciation	(37)	(74)	-	(15)	(126)
	32	56	-	46	134
at 30 June 2002					
Beginning carrying value	67	99	93	27	286
Additions	2	14	24	61	101
Disposals	-	(4)	-	(23)	(27)
Depreciation	(14)	(28)	(13)	(8)	(63)
Ending carrying value	55	81	104	57	297
At cost	94	162	141	61	458
Provision for depreciation	(39)	(81)	(37)	(4)	(161)
	55	81	104	57	297

10. MINING ASSETS

Comprising deferred exploration and evaluation costs, mine development costs and mineral properties as follows:	**2003**	2002
Mining tenements	**128,374**	127,350
Development costs	**65,427**	44,148
Mining properties, plant and equipment	**104,975**	19,435
Closure costs	**3,178**	1,131
	301,954	192,064
Reconciliation of mining assets:		
Opening balance	**192,064**	182,519
Mining assets acquired during year	**34,323**	9,705
Additions/expenditure incurred during year	**69,408**	32,674
Costs written off on areas retained	**(253)**	-
Mining assets disposed of during year	**(128)**	(28)
Amortisation and depreciation charges	**(17,468)**	(16,311)
Net exchange differences	**24,008**	(16,495)
Closing balance	**301,954**	192,064

Notes to and forming part of the financial statements

for the year ended 30 June 2003 (US$000)

	2003	2002
10. MINING ASSETS *(continued)*		
Accumulated amortisation and depreciation of mine development costs, mineral properties, plant and equipment:		
Opening balance	**(23,272)**	(7,973)
Charge for the year as amortisation and depreciation	**(6,094)**	(5,310)
Charge for the year as amortisation of mining properties	**(11,374)**	(11,001)
Net exchange variance adjustment	**(5,303)**	1,012
Closing balance	**(46,043)**	(23,272)

In accordance with the economic entity's policy on deferred expenditure, the directors have reviewed the carrying value of mineral exploration tenements as at 30 June 2003. Exploration expenditure of US$252,812 (2002:US$ nil) has been written off to the profit and loss account of the group. The value of the mineral exploration tenements carried forward is dependent upon:

a) the continuance of the economic entity's rights to tenure of the areas of interest; and
b) the results of future exploration; and
c) the recoupment of costs through successful development and exploitation; and
d) of the areas of interest or alternatively by their sale.

Mining assets include capitalised borrowing costs of ZAR66,535,386 (US$8,907,013), (2002: ZAR37,474,330; US$3,613,725).

11. CASH and CASH EQUIVALENTS

	2003	2002
Cash on hand and at bank	**13,551**	29,771
Short term deposits	**3,450**	2,535
	17,001	32,306

Interest earned from short term deposits ranged from 5% to 10%

For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents comprise the following:

	2003	2002
Cash at bank and short-term deposits	**17,001**	32,306
Bank overdraft	**(5)**	-
	16,996	32,306

12. TRADE and OTHER RECEIVABLES (CURRENT)

	2003	2002
Trade receivables	**36,379**	30,294
Other receivables	**3,724**	1,947
	40,103	32,241

Other receivables are primarily denominated and receivable in ZAR and located in South Africa.

for the year ended 30 June 2003 (US$000)

		2003	2002
13.	INVESTMENTS		
	Shares quoted on prescribed stock exchange	**22**	6
	Other non-quoted investment	**500**	-
		522	6
14.	INVENTORIES		
	Ore stock piled at cost	**753**	488
	PGM concentrates at cost	**1,911**	1,012
	Consumables at cost	**3,585**	784
	Total at lower of cost and net realisable value	**6,249**	2,284
15.	OTHER ASSETS (CURRENT)		
	Funds held on trust	**8**	7
	Other	**377**	-
		385	7
16.	PAYABLES (NON-CURRENT)		
	Loan – other corporation (unsecured)	**50,066**	36,065

Loan – other corporation refers to the non-interest bearing portion of a loan which is denominated and repayable in ZAR and located in South Africa. Further information on the loan is set out in note 17(b).

		2003	2002
17.	INTEREST-BEARING BORROWINGS (NON-CURRENT)		
	Hire purchase liabilities	**49**	49
	ZAR loan facility	**46,478**	32,744
	Loan - other corporation (unsecured)	**9,914**	6,686
	Other secured loan	**429**	-
		56,870	39,479
	Total facility available at 30 June is as follows:		
	ZAR loan facility	**52,209**	37,608
	Unused facility at 30 June is as follows:		
	ZAR loan facility	**567**	4,864

(a) The ZAR loan facility was made available to a controlled entity in South Africa, AQP(SA), by Investec Bank Limited ("Investec") in April 2002. The facility is for a loan of up to ZAR390 million comprising:

- Facility A – a loan of ZAR215 million. The loan is subject to interest at the Investec Prime Rate pre-Marikana project completion and at the Investec Prime Rate minus 1% post project completion, calculated on a Nominal Annual Compounded Quarterly (NACQ) basis; and
- Facility B – a loan of ZAR175 million. The loan is subject to interest at the Investec Prime Rate minus 1% calculated on a NACQ basis, subject to satisfactory fulfilment of a series of tests that evidence that the project has been operating within certain financial and economic parameters.

Notes to and forming part of the financial statements

for the year ended 30 June 2003 (US$000)

17. INTEREST-BEARING BORROWINGS (NON-CURRENT) *(continued)*

The term of the facility is four years. It is secured by:

- guarantee by Aquarius;
- guarantee by Implats in respect of Facility B, until completion of the Marikana project;
- fixed and floating charges over all the assets of AQP(SA), including a mortgage/pledge over the shares in AQP(SA) owned by Aquarius; and
- a pledge over the proceeds received from sales of PGM concentrate to Implats.

The principal portion of the loan is repayable in ZAR in 10 equal quarterly instalments of ZAR21,076,758 and ZAR17,500,000 for Facilities A and B respectively, commencing on 31 May 2004. Interest on the loan is payable quarterly in arrears. The Investec Prime Rate was 14.5% at 30 June 2003 (2002: 16%).

(b) Loan – other corporation reflected above is the non-current interest bearing portion of a loan of ZAR456,282,657 payable to Implats by AQP(SA). The total loan comprises:

- an amount of ZAR373,990,690 (2002: ZAR373,990,690) which is non-interest bearing as disclosed in note 16; and
- an amount of ZAR82,291,967 (ZAR69,342,894) which is subject to interest at the Investec Prime Rate minus 1%. An amount of ZAR74,062,770 (2002: ZAR69,342,894) represents the non-current portion of this interest-bearing amount and ZAR8,229,197 (2002: nil) represents the current portion of this interest-bearing amount as disclosed in note 20.

The loan is unsecured with no fixed terms of repayment for the interest-free component. Repayments of the interest-bearing loan rank pari passu with those of Investec, but are subordinate to Investec in terms of the Implats guarantee.

(c) Other secured loan of ZAR3,206,042 (2002: nil) is payable to the Land and Agricultural Bank of South Africa by a controlled entity, TKO. The loan bears interest at 15% and is repayable in annual instalments of ZAR524,914 on 15 June each year. The loan is secured by:

- a first mortgage bond on all the fixed properties amounting to ZAR3,206,042 within the TKO group;
- cross guarantees between all the companies in the TKO group.

	2003	2002
18. PROVISIONS (NON-CURRENT)		
Provision for closure costs	**3,091**	1,008
Movement in provision:		
Balance at beginning of year	**1,008**	850
Additional provision	**645**	275
Arising from acquisition of 50% interest in ZCEP	**916**	-
Interest adjustment	**131**	73
Net exchange differences	**391**	(190)
Balance at end of year	**3,091**	1,008

The mines for which the provision has been raised are expected to have remaining mine life in the range of 13 to 100 years.

	2003	2002
19. TRADE and OTHER PAYABLES (CURRENT)		
Trade payables	**12,403**	7,654
Amounts owing to former shareholders	**8**	6
Other payables – other corporations	**4,525**	907
	16,936	8,567

Trade payables are predominantly denominated and repayable in ZAR and located in South Africa.

for the year ended 30 June 2003 (US$000)

	2003	2002
20. INTEREST-BEARING BORROWINGS (CURRENT)		
Hire purchase liabilities	**10**	8
ZAR loan facility	**5,164**	-
Loans – other corporation (unsecured)	**8,123**	-
Other short-term borrowings	**58**	-
	13,355	8

(a) The ZAR loan facility refers to the current portion of loans payable to Investec. Further information is set out in note 17(a).

(b) Loans – other corporation refers to current loans payable to Implats comprising:

- an amount of ZAR8,229,197 (US$1,101,633) which is the current portion of an interest bearing loan as disclosed in note 17(b); and
- an amount of US$7,020,891 which is subject to interest at the London InterBank Offered Rate (LIBOR) plus 1%. It is repayable in 2 instalments on the 10th working day of August and September 2003. The LIBOR was 1.1% at 30 June 2003.

	2003	2002
21. PROVISIONS (CURRENT)		
Provision for employee entitlements	**339**	28
Movement in provision:		
Balance at beginning of year	**28**	40
Additional provision / (utilisation of provision)	**274**	(12)
Arising from acquisition of 50% interest in ZCEP	**59**	-
Net exchange differences	**(22)**	-
Balance at end of year	**339**	28

22. ISSUED CAPITAL

	2003	2002
(a) Authorised capital		
500,000,000 (2002: 500,000,000) common shares with a par value of US$0.15 each	**75,000**	75,000
5 (2002: 5) "A" class shares with a par value of US$2,400 each	**12**	12
	75,012	75,012
(b) Issued capital		
79,753,892 (2002: 72,891,234) common shares of US$0.15 each fully paid	**11,963**	10,934

All shares carry one vote per share without restriction.

	2003	2002
(c) Movement in issued capital		
Balance at beginning of year	**10,934**	10,582
6,862,658 (2002: nil) shares issued at GB£3.89 each pursuant to the acquisition of ZCEP as disclosed in note 31(b)	**1,029**	-
Nil (2002: 1,630,000 shares at US$3.57 each and 100,000 shares at US$4.96 each) shares were issued pursuant to a Share Plan as disclosed in note 27	-	260
Nil (2002: 415,000) shares issued pursuant to a Scheme of Arrangement entered into between Aquarius and the shareholders of AQS in August 1999	-	62
Nil (2002: 200,000) shares issued at GB£1.15 each pursuant to the exercise of AQP options	-	30
Balance at end of year	**11,963**	10,934

Notes to and forming part of the financial statements

for the year ended 30 June 2003 (US$000)

	2003	2002
22. ISSUED CAPITAL *(continued)*		
Pursuant to the Scheme of Arrangement entered into between Aquarius and AQS in August 1999, upon the exercise of each AQS option or Exchangeable Capital Unit, the holder of each security is obliged to transfer the resulting AQS shares to the parent entity in exchange for one fully paid common share in the parent entity. At balance sheet date there are no AQS options outstanding.		
	Number of options	Number of options
(d) Share options granted by Aquarius		
The parent entity has granted the following options over fully paid common shares exercisable:		
- at GB£2.50 per share pursuant to the Aquarius Option Plan between 24 October 2002 and 23 October 2011 (i)	**1,715,000**	1,715,000
- at GB£3.43 per share pursuant to the Aquarius Option Plan between 3 October 2003 and 2 October 2012 (ii)	**400,000**	-
	2,115,000	1,715,000

(i) 571,667 of these options vested during the year (2002: nil)
(ii) none of these options vested during the year (2002: nil)

Details of the Aquarius Platinum Limited Share & Option Plan are disclosed in note 27.

	2003	2002
(e) Share options cancelled by Aquarius		
The following options over fully paid common shares have been cancelled:		
- exercisable at GB£1.15 per share on or before 1 May 2010	**-**	300,000

23. RESERVES

	2003	2002
Share premium reserve	**121,142**	83,214
Foreign exchange reserve	**961**	(6,600)
	122,103	76,614
Movement in reserves:		
(a) Share premium reserve		
Balance at beginning of year	**83,214**	76,815
Premium on shares issued during the year	**37,928**	6,399
Balance at end of year	**121,142**	83,214

The share premium reserve is used to accumulate proceeds received from shares issued above their par value. The reserve may be used to issue bonus shares.

	2003	2002
(b) Foreign currency translation reserve		
Balance at beginning of year	**(6,600)**	(5,451)
Realisation of reserve on transfer of assets	**-**	5,426
Gain/(loss) on translation of overseas controlled entities	**7,561**	(6,575)
Balance at end of year	**961**	(6,600)

The foreign currency translation reserve is used to record currency differences arising from the translation of the financial statements of self-sustaining foreign operations.

for the year ended 30 June 2003 (US$000)

	2003	2002
24. RETAINED EARNINGS		
Balance at beginning of year	**33,228**	15,736
Final dividend paid 4 cents per common share	**(3,190)**	(2,822)
Interim dividend paid 2 cents per common share	**(1,595)**	(1,456)
Net profit for the year	**10,544**	21,770
Balance at end of year	**38,987**	33,228
25. MINORITY INTEREST		
Reconciliation of outside equity interests in controlled entities:		
Opening balance	**1,300**	3,819
Add: share in post acquisition equity movements of KPM	**-**	695
Less: dilution of minority interest in net assets of KPM	**-**	(3,869)
Add: share in post acquisition equity movements of AQP(SA)	**2,294**	668
Less: dilution of interest in net assets in AQP(SA)	**-**	(13)
Closing balance	**3,594**	1,300
Minority interest comprises:		
Issued capital	**-**	-
Reserves	**1,583**	397
Retained earnings	**2,011**	903
	3,594	1,300

Minority interest at 30 June 2003 consists of nil% (2002: 0.1%) interest in KPM (US$ nil; 2002: US$ nil) and 25% (2002: 25%) interest in AQP (SA) (US$3,594,272; 2002: US$1,299,651).

At 30 June 2003, Aquarius group held 100% interest in KPM (2002: 99.9%), and 75% interest in AQP(SA) (2002: 75%).

26. EXPENDITURE COMMITMENTS

	2003	2002
(a) Operating leases (non-cancellable)		
Not later than 1 year	**48**	163
Later than 1 year but not later than 5 years	**101**	55
	149	218

These commitments represent payments due for leased premises under a non-cancellable operating lease.

	2003	2002
(b) Finance lease and hire purchase commitments		
Not later than 1 year	**13**	13
Later than 1 year but not later than 5 years	**54**	61
Total minimum lease payments	**67**	74
Less amounts representing finance charges	**(8)**	(17)
Present value of minimum lease payments	**59**	57
Disclosed in the accounts as:		
Current liability	**10**	8
Non-current liability	**49**	49
	59	57

These commitments represent payments due for motor vehicles under hire purchase.

Notes to and forming part of the financial statements

for the year ended 30 June 2003 (US$000)

26. EXPENDITURE COMMITMENTS *(continued)*

(c) Capital expenditure (non-cancellable)

Not later than 1 year	**310**	27,791

These commitments represent contractual commitments relating to development activities at the Marikana and Kroondal projects. In addition, AQP(SA) has entered into option agreements for the acquisition of mineral rights for a consideration of ZAR4,709,260 (US$630,423) (2002: ZAR11,423,310; US$1,101,573).

(d) Other commitments

Precious metal claims held under Deed of Transfer of Claim Licences (8/98) are subject to the payment to a third party of one US Dollar per metric tonne of platinum group metals ore removed from the claim areas that in the purchaser's sole discretion is suitable for economic processing by the purchaser.

27. EMPLOYEE ENTITLEMENTS

Directors' and Employees' Share and Option Plans

Aquarius has a Share Plan and Option Plan for directors and employees. Participation in these plans is detailed in the corporate governance statement.

Options

Options granted under the Option Plan may not be transferred without written approval from the board of directors and are exercisable on the following terms:

(a) After 12 months have lapsed from the acceptance date, in respect of not more than one-third of the total number of those options;
(b) After 24 months have lapsed from the acceptance date, in respect of not more than two-thirds of the total number of those options;
(c) After 36 months have lapsed from the acceptance date, in respect of the balance of those options.

Each option entitles the holder to one fully paid common share, which ranks equally in all respects with other shares on issue. The options expire 10 years from the grant date, unless they lapse prior to this date. The option exercise price approximates the fair value of the shares at the date of offer, being the average of the last sold prices on the LSE in the five dealing days prior to the offer date.

During the year, 400,000 options (2002: 1,715,000) were granted to directors and employees under the Option Plan as approved by shareholders at a general meeting. Further information is disclosed in note 22(d).

Shares

Shares issued under the Share Plan may not be transferred without written approval from the board of directors. The shares are unlisted and the company retains control of the shares until they vest as follows:

(a) After 12 months have lapsed from the acceptance date, in respect of not more than one-third of the total number of those shares;
(b) After 24 months have lapsed from the acceptance date, in respect of not more than two-thirds of the total number of those shares;
(c) After 36 months have lapsed from the acceptance date, in respect of the balance of those shares.

for the year ended 30 June 2003 (US$000)

27. EMPLOYEE ENTITLEMENTS *(continued)*

Shares are issued at fair value, which is determined as the average of the last sold prices on the LSE in the five dealing days prior to the offer date. The shares issued are common shares, which carry one vote per share without restriction.

The purchase of shares is funded by an interest-free loan which is repayable on or before five years after the shares have been issued. The amount repayable is the lesser of the issue price of the shares and the last sale price of the shares at the repayment date. Dividends payable on shares issued under the Share Plan are offset against the value of any loans receivable.

No shares (2002: 1,730,000) in Aquarius were issued under the Share Plan during the year. Of those shares on issue under the Share Plan, 576,667 shares (2002: nil) vested during the year.

Further information on the terms and conditions of the Share and Option Plans are available on request.

Pensions and other post employment benefit plans

Employer entities within the Group participate in defined contributions pension plans for eligible employees in accordance with the applicable laws in their country of domicile. Contributions made by the group ranged from 8% to 20% of the employees' base salary.

	2003	2002
28. REMUNERATION OF DIRECTORS		
Total remuneration of directors of Aquarius in respect of the financial year	**753**	346

29. RELATED PARTIES

Transactions with directors and director-related entities

During the financial year, fees were paid in the normal course of business to directors and director-related entities of Aquarius for the provision of services by directors and their staff and consultants to the Aquarius group at normal commercial rates, as follows:

	2003	2002
Athlone International Consulting Pty Ltd (EFG Nealon) for geological services	-	75,000
Mundi Investments Pty Ltd (CR Munro) for financial services	-	270,667
	-	345,667

The above amounts are not included in remuneration of directors (note 28).

Equity Interests of Directors

Equity interests held in Aquarius by directors of the parent entity and their director-related entities at 30 June 2003 are as follows:

	Aquarius fully paid common shares	**Aquarius unlisted options over common shares**
Nicholas T Sibley	721,459	-
Stuart A Murray	-	(i) 625,000
Walter E Vorwerk	-	(ii) 400,000
James H Slade	350,000	-
Catherine E Markus	-	-
Patrick D Quirk	(a) 6,862,658	-

(a) Shares held indirectly by Zimasco Consolidated Enterprises Limited (ZCEL) at 30 June 2003, a company in which Mr Quirk held a beneficial interest. At the date of this report, Mr Quirk has a direct interest in 1,629,878 Aquarius shares, pursuant to a distribution made by ZCEL to its shareholders on 5 August 2003.

Notes to and forming part of the financial statements

for the year ended 30 June 2003 (US$000)

29. RELATED PARTIES *(continued)*

Denotes options pursuant to the terms and conditions of the Aquarius Option Plan exercisable at:

(i) GB£2.50 per share

(ii) GB£3.43 per share

Transactions within the group

During the financial year, unsecured loan advances were made by controlled entities within the consolidated entity and between controlled entities and the parent entity. Certain such loans carried a discounted rate of interest. Intra-entity loan balances have been eliminated in the financial statements of the consolidated entity.

30. CONTROLLED ENTITIES

(a) Subsidiary companies

Details of subsidiary companies as at 30 June 2003 are as follows:

Name of Entity	Number of ordinary shares on issue 2003	Number of ordinary shares on issue 2002	Effective holding% 2003	Effective holding% 2002
Aquarius Platinum (Australia) Limited	**41,994,234**	41,994,234	**100**	100
Aquarius Platinum (South Africa) (Pty) Ltd	**1,000**	1,000	**75**	75
Kroondal Platinum Mines Limited	**55,416,698**	55,416,698	**100**	99.9
Malfeb (Pty) Ltd	**100**	100	**100**	100
Magaliesburg Properties (Pty) Limited	**10**	10	**75**	75
Rossal No. 9 (Pty) Ltd	**100**	100	**100**	100
TKO Investment Holdings Ltd	**304,496**	-	**73.78**	-

(i) Investments in subsidiary companies

Name of Entity	Country of incorporation	Country of operation	Class of shares
Aquarius Platinum (Australia) Limited	Australia	Australia	Ordinary
Aquarius Platinum (South Africa) (Pty) Ltd	South Africa	South Africa	Ordinary
Kroondal Platinum Mines Limited	South Africa	South Africa	Ordinary
Malfeb (Pty) Ltd	South Africa	South Africa	Ordinary
Rossal No. 9 (Pty) Ltd	South Africa	South Africa	Ordinary
Magaliesburg Properties (Pty) Limited	South Africa	South Africa	Ordinary
TKO Investment Holdings Ltd	South Africa	South Africa	Ordinary

30. CONTROLLED ENTITIES *(continued)*

(ii) Details of acquisition and disposal of subsidiary companies during the year are as follows:

On 28 May 2003, AQP(SA) acquired 98.37% of the issued capital of TKO for total consideration of ZAR27,669,000 (US$3.7million) in order to obtain mining licenses and sufficient water rights to operate a mine at Everest South.

Fair value of identifiable net assets acquired:	**2003 US$000**
Cash	**48**
Receivables	**55**
Other assets	**375**
Mining tenements	**3,776**
Investments	**3**
Payables	**(71)**
Short term borrowings	**(53)**
Long term liabilities	**(429)**
	3,704
Consideration:	
Cash	**3,640**
Loan advanced to subsidiary	**64**
Total purchase price	**3,704**
Less cash of TKO	**(48)**
Cash flow on acquisition net of cash acquired	**3,656**

(b) Jointly controlled entities

Details of jointly controlled entities as at 30 June 2003 are as follows:

	Number of ordinary shares on issue	**Effective holding%**
ZCE Platinum Limited	**27,692,308**	**50**
Zimasco Platinum Holdings (Private) Limited	**22,302**	**50**
Mimosa Mining Company (Private) Limited	**3,528,800**	**50**

(i) Investments in jointly controlled entities

Name of entity	**Country of incorporation**	**Country of operation**	**Class of shares**
ZCE Platinum Limited	Mauritius	Mauritius	Ordinary
Zimasco Platinum Holdings (Private) Limited	Zimbabwe	Zimbabwe	Ordinary
Mimosa Mining Company (Private) Limited	Zimbabwe	Zimbabwe	Ordinary

(ii) Details of acquisition and disposal of jointly controlled entities during the year are as follows:

On 1 July 2002, Aquarius purchased 50% of the issued capital of ZCEP for GB£26,692,307 (US$39million), settled by way of the issue of 6,862,658 shares in Aquarius valued at approximately GB£3.89 per share. The ZCEP group owns 100% of Mimosa Mining Company (Private) Limited which exploits the Mimosa platinum property located on the Great Dyke in Central Zimbabwe.

Notes to and forming part of the financial statements

for the year ended 30 June 2003 (US$000)

30. CONTROLLED ENTITIES *(continued)*

(b) Jointly controlled entities *(continued)*

Details of the acquisition of ZCEP are as follows:

	2003 US$000
Fair value of identifiable net assets of jointly controlled entity acquired:	
Cash	19,372
Receivables	2,821
Prepayments	3
Inventory	1,424
Mining assets	61,093
Investments	160
Payables	(1,333)
Taxation liabilities	(1,496)
Borrowings	(2,154)
Provisions	(1,831)
	78,059
Percentage of assets acquired – 50%	39,029
Consideration:	
Shares issued	38,957
Payment of incidental costs (2002)	72
Total purchase price	39,029
Cash component:	
Cash of ZCEP	(9,686)
Cash flow on acquisition net of cash acquired	(9,686)

(iii) Details of assets, liabilities, revenues and expenses relating to jointly controlled entities are as follows:

Current assets	10,021
Non-current assets	40,002
	50,023
Current liabilities	(2,948)
Non-current liabilities	(3,562)
	43,513
Revenue	17,639
Cost of sales	(8,556)
Other expenses	(1,948)
Profit before income tax	7,135
Income tax expense	(1,652)
Net profit	5,483

(iv) Commitments and contingent liabilities relating to jointly controlled entities:

There were no commitments or contingent liabilities relating to jointly controlled entities at 30 June 2003.

for the year ended 30 June 2003 (US$000)

30. CONTROLLED ENTITIES *(continued)*

(c) Auditors of Aquarius Platinum Limited group companies during the year:

	Year Ended 30 June 2003	Year Ended 30 June 2002
Aquarius Platinum Limited	**Ernst & Young**	Ernst & Young
Aquarius Platinum (Australia) Limited	**Ernst & Young**	Ernst & Young
Kroondal Platinum Mines Limited	**KPMG**	KPMG
Malfeb (Pty) Ltd	**KPMG**	KPMG
Rossal No. 9 (Pty) Ltd	**KPMG**	KPMG
Magaliesburg Properties (Pty) Limited	**KPMG**	KPMG
Aquarius Platinum (South Africa) (Pty) Ltd	**KPMG**	KPMG
TKO Investment Holdings Ltd	**KPMG**	-
ZCE Platinum Limited	**De Chazal Du Mee & Co**	-
Zimasco Platinum Holdings (Private) Limited	**Deloitte Touche Tohmatsu**	-
Mimosa Mining Company (Private) Limited	**Deloitte Touche Tohmatsu**	-

31. FINANCIAL INSTRUMENTS

The carrying amount of recognised financial instruments approximates their net fair value, with the exception of the non-interest bearing loan payable to Implats by AQP(SA), which has no fixed terms of repayment. Accordingly it is not possible to determine its fair value.

Exposure to foreign currency, interest rate, commodity price and credit risk arises in the normal course of the group's business. The group does not hold or issue derivative financial instruments.

Interest rate risk

The group's exposure to changes in interest rates relates primarily to long-term debt obligations with loans that are subject to floating interest rates. This includes exposure to interest rate cash flow risk as a change in the interest rate will not result in a corresponding change in the borrowings fair value.

Foreign currency risk

The group is exposed to foreign exchange movements on its net investment in foreign subsidiaries and on assets and liabilities held in foreign currencies. As a result, movements in exchange rates can affect the group's balance sheet significantly.

The group also has transactional foreign exchange exposures. Sale of PGM concentrate by AQP(SA) is priced in US dollars based on the average market price of the month ruling three months after the month of delivery. The accounts of AQP(SA) are prepared in ZAR and accordingly, its revenue recognition is exposed to foreign exchange movements.

Credit risk

Credit risk arising from the inability of a counterparty to meet its obligations under the terms of a contract with the group relates mainly to trade receivables of AQP(SA) which are settled three months after the month of delivery. The group's maximum exposure to credit risk in the event the counterparty fails to perform its obligations as at 30 June 2003 is the carrying amount of trade receivables in the balance sheet. The group believes that such risk, however, is minimal in view of the credit worthiness of the counterparty.

The group's maximum exposure to credit risk at 30 June 2003 *in relation to each class of recognised financial assets is the* carrying amount of these assets as indicated in the balance sheet.

Commodity price risk

The group is exposed to price risk as a result of changes in the market price of metals.

32. SUBSEQUENT EVENTS

A Pooling and Sharing Agreement (P&SA), signed in June 2003 and effective 1 November 2003, with Anglo American Platinum Corporation Ltd was approved by South African competition authorities on 5 September 2003. This agreement provides for the contribution of the assets and the operations of AQP(SA)'s Kroondal mine to those of a portion of the Anglo American Platinum Corporation Ltd's Rustenburg Platinum Mines Ltd from November 2003. This will have the effect of extending the life of the Kroondal mine to 2016 and will increase reserves and resources available to the Aquarius group by 2.53 million PGM ounces.

Shareholder information

The following information was reflected in the company's registers and other records as at 12 September 2003.

1. DISTRIBUTION OF SHAREHOLDERS

	Number of shareholders
1-1,000	2,936
1,001-5,000	925
5,001-10,000	205
10,001-100,000	201
100,001 and over	96
Total	**4,363**
Total number of common shares of US$0.15 each fully paid	**79,753,892**
Percentage holding of 20 largest holders	63.21%
Number of holders with less than a marketable parcel	299

2. DISTRIBUTION OF OPTION HOLDERS

2,115,000 AQP options are held by optionholders distributed as follows:

	Number of option holders at £2.50	Number of option holders at £3.43
1-1,000	-	-
1,001-5,000	-	-
5,001-10,000	-	-
10,001-100,000	2	-
100,001 and over	8	1
Total	**10**	**1**
Percentage holding of 20 largest holders	100%	100%
Number of holders with less than a marketable parcel	N/A	N/A

3. SUBSTANTIAL SHAREHOLDERS

The following shareholders have a substantial shareholding in the company:

Shareholder	**Number of shares** Fully paid shares	**Percentage** Fully paid shares
Impala Platinum Holdings Ltd	7,141,966	8.96
J P Morgan Nominees Australia	6,114,257	7.67
Chase Nominees Limited	4,600,426	5.77

Shareholder information

4. VOTING RIGHTS

Only the shares carry voting rights, which upon a poll are one vote for each share held.

5. TWENTY LARGEST HOLDERS OF FULLY PAID SHARES

	Shareholder	No. of shares	%
1	Impala Platinum Holdings Ltd	7,141,966	8.96
2	J P Morgan Nominees Australia	6,114,257	7.67
3	Chase Nominees Limited	4,600,426	5.77
4	Nutraco Nominees Limited	3,966,915	4.97
5	Exultate Limited	3,661,578	4.59
6	National Nominees Limited	3,065,826	3.84
7	CDC Financial Services (Mauritius) Ltd.	3,000,000	3.76
8	Westpac Custodian Nominees Limited	2,240,319	2.81
9	Citicorp Nominees Pty Limited (CFS Future Leaders Fund)	2,001,278	2.51
10	BNY (OCS) Nominees Limited	1,984,834	2.49
11	HSBC Global Custody Nominee (UK) Limited	1,789,180	2.24
12	Vidacos Nominees Limited (FGN)	1,732,780	2.17
13	Mr Patrick Quirk	1,629,878	2.04
14	Stanlife Nominees Limited	1,315,189	1.65
15	Citicorp Nominees Pty Ltd	1,135,506	1.42
16	ANZ Nominees Limited	1,101,357	1.38
17	Mellon Nominees (UK) Limited	1,083,045	1.36
18	Vidacos Nominees Limited (HK)	970,000	1.22
19	Vidacos Nominees Limited	967,750	1.21
20	Giltspur Nominees Limited	912,965	1.14
		50,415,049	**63.21**

6. INCORPORATION AND GENERAL INFORMATION

The company was incorporated in Bermuda as an exempted company and is subject to Bermudian law.

In Australia, the company is registered as a foreign company under the Corporations Law (registration no. A.R.B.N. 087 577 893). It is not subject to Chapter 6 of the Australian Corporations Law dealing with the acquisition of shares (including substantial shareholdings and takeovers). The company has undertaken to comply with the Listing Rules of the ASX.

Bermudian law does not impose any limitation on the acquisition of securities in the company. Aquarius bye-laws contain shareholder protection measures which regulate the acquisition of substantial shareholdings or a proposed takeover of the company. These measures are modelled on the takeover and substantial shareholding provisions contained in Chapter 6 of the Australian Corporations Act, the fundamental principles of which are broadly similar to those which underlie the UK City Code on Takeovers and Mergers.

Glossary of terms

The following definitions apply throughout the annual financial statements:

Aquarius	Aquarius Platinum Limited, the parent entity, a company incorporated in Bermuda with registration number EC 26290
AQP(SA)	Aquarius Platinum (South Africa) (Proprietary) Limited (registration number 2000/000341/07), a company incorporated in the Republic of South Africa and a controlled entity of Aquarius
AQS	Aquarius Platinum (Australia) Limited (A.B.N. 007 870 699), a company incorporated in Australia and a wholly owned subsidiary of Aquarius
ASX	Australian Stock Exchange
AU$	Australian dollar
GB£	Great British Pound
Implats	Impala Platinum Holdings Limited (registration number 1957/001979/06), a company incorporated in the Republic of South Africa
KPM	Kroondal Platinum Mines Limited (registration number 77/02213/06), a company incorporated in the Republic of South Africa and a controlled entity of Aquarius
LSE	London Stock Exchange
PGM	Platinum group metals comprising mainly platinum, palladium, rhodium and gold
TKO	TKO Investment Holdings Limited, a company incorporated in the Republic of South Africa and a controlled entity of AQP(SA)
US$	United States dollar
ZAR	South African rand
ZCEP	ZCE Platinum Limited (registration number 26645/6593), a company incorporated in the Republic of Mauritius and a jointly controlled entity of Aquarius and Implats
ZW$	Zimbabwe dollar

Corporate information

The consolidated financial statements for Aquarius for the year ended 30 June 2003 were authorised for issue in accordance with a resolution of the directors on 18 September 2003. Aquarius is a limited company incorporated and registered as an "exempted company" in Bermuda. As an "exempted company", Aquarius is authorised to carry on business outside Bermuda but may not (except in certain circumstances) carry on business within Bermuda.

The consolidated financial statements have been presented using United States Dollars as the reporting and measurement currency. The USD is traded at par with the Bermuda Dollar and accepted as the currency of Bermuda's main industries.

The registered office of Aquarius is located at Clarendon House, 2 Church Street, Hamilton, Bermuda.

During the year, the principal activities of the Aquarius Group, which comprises Aquarius and its consolidated subsidiaries, were exploration, development and acquisition of PGM projects, and mining of PGM.

The Group predominantly operates in two countries and employed 38 employees as of 30 June 2003 (2002: 35).

Investor relations coordinator
Nick Bias
+2711 455 2050
nickbias@aquariusplatinum.com

Share registers

Bermuda
Codan Services Limited
Clarendon House
2 Church Street
Hamilton HM
Bermuda

Australia
Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St Georges Terrace
Perth Western Australia 6000

Telephone: +61 8 9323 2000
Facsimile: +61 8 9323 2033

United Kingdom
Computershare Registry Services Plc
The Pavilions
Bridgewater Road
Bedminster Down
Bristol BS99 7NH

Telephone: +44 870 702 0002
Facsimile: +44 870 703 6119

Auditors
Ernst & Young

Internet address
www.aquariusplatinum.com

Disclaimer

Certain forward-looking statements may be contained in this report which include, without limitation, expectations regarding metal prices, estimates of production, operating expenditure, capital expenditure and projections regarding the completion of capital projects as well as the financial position of the company. Although Aquarius believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be accurate. Accordingly, results could differ from those projected as a result of, among other factors, changes in economic and market conditions, changes in the regulatory environment and other business and operational risks.